Exhibit 99.1

COMBINATION AGREEMENT

THIS AGREEMENT dated for reference as of the 16th day of March, 2007.

BETWEEN:

YGC RESOURCES LTD., a corporation constituted and existing under the laws of the Province of British Columbia,

(“YGC”)

AND:

QUEENSTAKE RESOURCES LTD., a corporation constituted and existing under the laws of the Province of British Columbia,

(“Queenstake”)

RECITALS:

A.                                   The respective boards of directors of YGC and Queenstake have approved the combination of Queenstake and YGC pursuant to the Arrangement, providing for, among other things, the acquisition by YGC on the Effective Date of all of the issued and outstanding Queenstake Shares; and

B.                                     Subject to the provisions hereof, the respective boards of directors of YGC and Queenstake will unanimously recommend that their respective shareholders approve the Arrangement at the YGC Meeting and the Queenstake Meeting.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

1.                                       INTERPRETATION

1.1                                 Definitions

In this Agreement, including the Schedules hereto, unless there is something in the subject matter inconsistent therewith, the following terms will have the following meanings and grammatical variations of those terms will have corresponding meanings:

(a)                                  “Acquisition Proposal” means any proposal with respect to either Company for a merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of such Company’s assets, or any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could, in any case, constitute a material change or de facto change of control of a Company, other than the Arrangement;

(b)                                 “Act” means the Business Corporations Act (British Columbia), as now in effect and as it may be amended or replaced from time to time, prior to the Effective Date;

(c)                                  “Affiliate” has the meaning attributed to that term in the Securities Act;

(d)                                 “Agreement”, “hereof”, “hereunder” and similar expressions mean this agreement, including the recitals and Schedules hereto and includes any agreement or instrument supplementary or ancillary hereto;

(e)                                  “AMEX” means the American Stock Exchange;

(f)                                    “Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory authorities or self-regulatory organizations and the TSX and AMEX, as set out in Schedule A hereto;

(g)                                 “Arrangement” means an arrangement under the provisions of Sections 288 to 299 of the Act on the terms and conditions set forth in this Agreement and the Plan of Arrangement and any amendment or variation thereto made in accordance with the terms of this Agreement, Section 5 of the Plan of Arrangement or made at the direction of the Court (with the consent of the parties, acting reasonably) in the Final Order;

(h)                                 “Arrangement Resolutions” means the Queenstake Special Resolution and the YGC Special Resolution approving the Arrangement;

(i)                                     “Benefit Plan” means a pension, retirement, profit sharing, bonus, savings, deferred compensation, stock option, share purchase, share appreciation, group insurance or other material employee or retiree benefit plan, programme or arrangement, formal or informal, registered, unregistered or supplementary, oral or written, maintained or contributed to, or required to be contributed to, in the case of Queenstake, by or on behalf of Queenstake or a Subsidiary of Queenstake or in respect of which Queenstake or a Subsidiary of Queenstake has an actual, actuarial or contingent liability and, in the case of YGC, by or on behalf of YGC or a Subsidiary of YGC or in respect of which YGC or a Subsidiary of YGC has an actual, actuarial or contingent liability;

(j)                                     “Business Day” means a day which is not a Saturday, Sunday or statutory holiday in British Columbia;

(k)                                  “Claim” means any written claim or notice of any nature whatsoever, including any demand, dispute, notification of liability, notification of remediation work, order, obligation, debt, cause of action, action, suit, proceeding, litigation, arbitration, judgment, award or assessment;

(l)                                     “Company” means any one of YGC and Queenstake and “Companies” means both of them;

(m)                               “Contaminant” means any pollutants, explosives, dangerous goods and substances, underground or above ground storage tanks, deleterious substances, special waste, liquid waste, industrial waste, hauled liquid waste or waste of any other kind, toxic substances, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other substance the storage, manufacture, disposal, handling, treatment, generation, use, transport or release into the environment of which is prohibited, controlled or regulated under any Environmental Law;

(n)                                 “Court” means the Supreme Court of the Province of British Columbia;

(o)                                 “Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 3 of the Plan of Arrangement;

(p)                                 “Effective Date” means the date upon which a certified copy of the Final Order is filed with the Registrar;

(q)                                 “Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

(r)                                    “Environmental Activity” means any activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, soil (land surface or subsurface strata), surface water or groundwater;

(s)                                  “Environmental Law” means any and all Laws in effect on the date hereof relating to pollution or the environment or any Environmental Activity;

(t)                                    “Environmental Permits” means, collectively, all permits, licences, certificates, variances, remediation orders and authorizations of or any registration with, any Government Entity pursuant to any Environmental Law;

(u)                                 “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of the parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the parties, acting reasonably) on appeal;

(v)                                 “GAAP” means Canadian generally accepted accounting principles from time to time and which meet the standards established by the Canadian Institute of Chartered Accountants;

(w)                               “Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, including securities regulatory authorities, domestic or foreign, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(x)                                   “including” means including without limitation;

(y)                                 “Interim Order” means an interim order of the Court pursuant to Section 291 of the Act, as such order may be amended, supplemented or varied by the Court, in respect of the Arrangement as contemplated by Section 2.3;

(z)                                   “Joint Circular” means the joint management information circular (including all appendices thereto) of YGC and Queenstake to be prepared and sent with the requisite notices of meeting and proxy forms by YGC for the YGC Meeting and by Queenstake for the Queenstake Meeting;

(aa)                            “Law” means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Law and in the context that refers to one or more Persons, means that such Law applies to such Person or Persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(bb)                          “Lien” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right of third parties or other charge or encumbrance, including the lien or retained title of a conditional vendor, and any easement, servitude, right of way or other encumbrance on title to real or immovable property or personal or movable property;

(cc)                            “Mailing Date” means the date of the mailing of the Joint Circular to the Queenstake Shareholders and the YGC Shareholders, which in any event shall not be later than April 30, 2007;

(dd)                          “Material Adverse Change”, when used in connection with YGC or Queenstake, means any change, event, occurrence or change in state of facts with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries including any actual or threatened enforcement, civil or other proceeding by a Governmental Entity that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its Subsidiaries taken as a whole, other than any change, event or occurrence (i) relating to the Canadian or United States’ economy or financial, currency exchange, securities or commodity markets in general, or in markets for gold on a current or forward basis, (ii) affecting the Canadian or United States gold mining industry in general, other than where the effects of such change on the relevant party are materially disproportionate to the effects of such change on the other party or (iii) related to the Arrangement or the public announcement thereof or the trading prices of the Queenstake Shares or the YGC Shares immediately following or reasonably attributable to the announcement of the Arrangement;

(ee)                            “Material Adverse Effect” means any effect that constitutes a Material Adverse Change;

(ff)                                “Material Agreements” means, in the case of YGC, all agreements to which YGC or a Subsidiary of YGC is a party described or referred to in the YGC Disclosure Documents and all other contracts, agreements, licences and instruments to which YGC or a Subsidiary of YGC is a party or by which any of them is bound which are material to YGC and its Subsidiary, taken as a whole and, in the case of Queenstake, means all agreements to which Queenstake or a Subsidiary of Queenstake is a party described or referred to in the Queenstake Disclosure Documents and all other contracts, agreements, licenses and instruments to which Queenstake or a Subsidiary of Queenstake is a party or by which any of them is bound which are material to Queenstake and its Subsidiaries, taken as a whole;

(gg)                          “Meeting Date” means such date as agreed upon by YGC and Queenstake for the Queenstake Meeting and the YGC Meeting and set forth in the Interim Order, but not later than May 31, 2007;

(hh)                          “Misrepresentation” has the meaning attributed to that term as at the date hereof in the Securities Act;

(ii)                                  “New YGC Shareholders” means the shareholders of YGC set out from time to time in the register maintained by or on behalf of YGC subsequent to the completion of the Arrangement;

(jj)                                  “New YGC Shares” means the common shares of YGC to be issued to each Queenstake Shareholder who has not exercised Dissent Rights in accordance with the ratio set out in Section 2.1 hereof;

(kk)                            “New YGC Stock Options” means options to purchase New YGC Shares which are to be issued in exchange for Queenstake Stock Options in accordance with the Plan of Arrangement;

(ll)                                  “New YGC Stock Option Plan” means the new stock option plan of YGC to be approved at the YGC Meeting and the Queenstake Meeting;

(mm)                      “New YGC Warrants” means warrants to purchase New YGC Shares which are to be issued in exchange for Queenstake Warrants in accordance with the Plan of Arrangement;

(nn)                          “Non-Disclosure Agreement” means the confidentiality and standstill agreement between YGC and Queenstake dated January 8, 2007;

(oo)                          “Permitted Lien” means any Lien for Taxes not yet due and payable or any lien the validity of which is being contested at the time by the relevant party in good faith through proper legal proceedings;

(pp)                          “Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, native band, syndicate or other entity, whether or not having legal status;

(qq)                          “Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule C hereto together with any amendments or variations thereto made in accordance with Section 6.1 hereof, Section 5 of the Plan of Arrangement or made at the direction of the Court (with the consent of the parties, acting reasonably) in the Final Order;

(rr)                                “Pre-Effective Date Period” shall mean the period from and including the date hereof to and including the Effective Time;

(ss)                            “Queenstake Assets” means all assets, property and rights in which Queenstake holds an interest directly or indirectly through any Subsidiary of Queenstake;

(tt)                                “Queenstake Board” means the Board of Directors of Queenstake;

(uu)                          “Queenstake Bridge Loan” means the US$8,000,000 secured convertible bridge loan facility which matures on April 30, 2007;

(vv)                          “Queenstake Disclosure Documents” means the following disclosure documents of Queenstake:

(i)                                     management information circular in respect of the annual meeting of Queenstake Shareholders held on May 25, 2006;

(ii)                                  audited financial statements for the year ended December 31, 2005;

(iii)                               interim unaudited financial statements for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006;

(iv)                              annual information form dated as of March 30, 2006;

(v)                                 material change reports (other than confidential material change reports) filed with any securities regulatory authority or issued by Queenstake since January 1, 2006; and

(vi)                              any financial statements, material change reports, information circulars and annual information forms filed by Queenstake in accordance with applicable Securities Legislation subsequent to the date of this Agreement and prior to the Effective Date;

which Queenstake Disclosure Documents have been or will have been filed to the extent required by Securities Legislation;

(ww)                      “Queenstake Financial Statements” means the audited financial statements of Queenstake in respect of the fiscal year ended December 31, 2005 and interim unaudited financial statements for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 forming part of the Queenstake Disclosure Documents;

(xx)                              “Queenstake Letter of Transmittal” means the letter of transmittal to be forwarded by Queenstake to Queenstake’s Shareholders, with the Joint Circular;

(yy)                          “Queenstake Meeting” means the annual and special meeting of the Queenstake Shareholders (including any adjourned or postponed meeting) to be held for the purpose of considering and, if deemed advisable, approving the Queenstake Special Resolution;

(zz)                              “Queenstake Shareholders” means the holders of Queenstake Shares set out from time to time in the register maintained by or on behalf of Queenstake in respect of Queenstake Shares;

(aaa)                      “Queenstake Shares” means the common shares without par value in the capital of Queenstake as constituted on the day hereof;

(bbb)                   “Queenstake Special Resolution” means the special resolution of the Queenstake Shareholders approving the Arrangement by a majority of at least two thirds of the Queenstake Shares voted at the Queenstake Meeting in accordance with Section 289 of the Act (or any replacement thereof) as contemplated in Section 2.2 hereof, such special resolution to be substantially in the form as set out in Schedule B hereto;

(ccc)                      “Queenstake Stock Options” means the rights (whether or not vested) to purchase Queenstake Shares which are from time to time outstanding under the Queenstake Stock Option Plan;

(ddd)                   “Queenstake Stock Option Plan” means the stock option plan of Queenstake dated March 1995, as subsequently amended and as constituted as of the date hereof pursuant to which participants are granted Queenstake Stock Options;

(eee)                      “Queenstake Warrants” means the outstanding warrants to purchase Queenstake Shares issued by Queenstake and currently outstanding;

(fff)                            “Registrar” means the Registrar of Companies appointed pursuant to the Act;

(ggg)                   “Record Date” means the record date set under the Act for the Queenstake Meeting and the YGC Meeting;

(hhh)                   “Representatives” means the officers, directors, employees, consultants or legal counsel of a party to this Agreement;

(iii)                               “Release” means discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, migrate, pour, emit, empty, throw, dump, place or exhaust, and when used as a noun has a similar meaning;

(jjj)                               “Securities Act” means the Securities Act (British Columbia), as now in effect and as it may be amended from time to time prior to the Effective Date;

(kkk)                      “Securities Legislation” means the Securities Act and the equivalent Law in the other provinces of Canada, the U.S. Securities Act, the U.S. Exchange Act and the applicable blue sky or securities legislation in the states of the United States and the published instruments and rules of any Governmental Entity administering those statutes, as well as the rules, regulations, by-laws and policies of the TSX and AMEX;

(lll)                               “Specified Queenstake Event” means  the occurrence of a Material Adverse Change with respect to Queenstake (on a consolidated basis) or (A) a material beach of a representation or warranty given by Queenstake in Schedule E or (B) a material breach by Queenstake of its obligations hereunder, if by reason thereof, and taking into account Section 5.4, YGC would be entitled to rely on the failure of a condition set forth in Sections 5.2(a) through 5.2(g), inclusive, as a reason not to complete the Arrangement;

(mmm)             “Specified YGC Event” means the occurrence of a Material Adverse Change with respect to YGC (on a consolidated basis), or (A) a material beach of a representation or warranty given by YGC in Schedule F or (B) a material breach by YGC of its obligations hereunder, if by reason thereof, and taking into account Section 5.4, Queenstake would be entitled to rely on the failure of a condition set forth in Sections 5.3(a) through 5.3(f), inclusive, as a reason not to complete the Arrangement;

(nnn)                   “Subsidiary” has the meaning attributed to that term in the Act;

(ooo)                   “Superior Offer” means an unsolicited bona fide offer, the terms of which are considered in good faith by the board of directors of YGC or Queenstake (following consultation with and advice received from independent outside legal counsel), as applicable, to be clearly superior to the terms of the Arrangement, and which must be accepted and/or recommended to shareholders in order to meet the board of directors’ fiduciary obligations;

(ppp)                   “Tax” or “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, royalties, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, social service taxes, license taxes, withholding taxes, payroll taxes, health taxes, employer health taxes, employment taxes, Canada Pension Plan premiums, excise taxes, social security premiums, workers’ compensation premiums, employment or unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on that Person, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(qqq)                   “Tax Act” means the Income Tax Act (Canada), together with any and all rules promulgated thereunder, as amended from time to time;

(rrr)                            “Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

(sss)                      “Termination Date” means June 30, 2007 or any later date as may be agreed to in writing by YGC and Queenstake;

(ttt)                            “TSX” means the Toronto Stock Exchange;

(uuu)                   “United States” means “United States” as defined in Regulation S of the U.S. Securities Act;

(vvv)                   “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(www)             “U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(xxx)                         “U.S. Tax Code” means the Internal Revenue Code of 1986 of the United States, as amended and the rules and regulations promulgated thereunder.

(yyy)                   “YGC Agent’s Options” means the outstanding agent’s options of YGC exercisable to acquire YGC Agent’s Units;

(zzz)                         “YGC Agent’s Units” means the units which may be issued upon exercise of the YGC Agent’s Options and upon receipt of payment in full therefor.  Each Agent’s Unit consists of one YGC Share and one half of one YGC Warrant;

(aaaa)                “YGC Assets” means all assets, property and rights in which YGC holds an interest directly or indirectly through any Subsidiary of YGC;

(bbbb)            “YGC Board” means the Board of Directors of YGC;

(cccc)                “YGC Disclosure Documents” means the following disclosure documents of YGC:

(i)                                     the annual audited financial statements of YGC for the year ended December 31, 2005;

(ii)                                  management information circular in respect of the annual general meeting of YGC Shareholders held on May 2, 2006;

(iii)                               interim unaudited financial statements of YGC for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006;

(iv)                              annual information form dated as of March 28, 2006;

(v)                                 material change reports (other than confidential material change reports) of YGC filed with any securities regulatory authority or issued by YGC since February 6, 2006; and

(vi)                              any financial statements, material change reports, information circulars and annual information forms filed by YGC, in accordance with applicable Securities Legislation, subsequent to the date of this Agreement and prior to the Effective Date;

which YGC Disclosure Documents have been or will have been filed to the extent required by Securities Legislation;

(dddd)            “YGC Financial Statements” means the audited financial statements of YGC in respect of the fiscal year ended December 31, 2005 and the interim unaudited financial statements for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and forming part of the YGC Disclosure Documents;

(eeee)                “YGC Financing” means the financing to be conducted by YGC to raise minimum net proceeds to YGC of $80,000,000 as a condition precedent to completion of the Arrangement as described in Section 5.1(g) of this Agreement;

(ffff)                        “YGC Meeting” means the annual and special meeting of the YGC Shareholders (including any adjourned or postponed meeting) to be held for the purpose of considering and, if deemed advisable, approving the YGC Special Resolution;

(gggg)            “YGC Shareholders” means the holders of YGC Shares set out from time to time in the register maintained by or on behalf of YGC in respect of YGC Shares;

(hhhh)            “YGC Shares” means common shares without par value in the capital of YGC as constituted on the date hereof;

(iiii)                            “YGC Special Resolution” means the special resolution of the YGC Shareholders approving the Arrangement by a majority of at least two thirds of the YGC Shares voted at the YGC Meeting in accordance with Section 289 of the Act (or any replacement thereof) as contemplated in Section 2.3 hereof, such special resolution to be substantially in the form and content as set out in Schedule C hereto;

(jjjj)                            “YGC Special Warrants” means the exchangeable or convertible securities or other securities which it is anticipated will be issued and sold by YGC pursuant to the YGC Financing;

(kkkk)                “YGC Stock Options” means the outstanding options to purchase YGC Shares issued pursuant to the YGC Stock Option Plan; and

(llll)                            “YGC Stock Option Plan” means the stock option plan of YGC as approved by the YGC Shareholders on May 19, 2005 and as constituted as of the date hereof pursuant to which participants are granted YGC Options.

1.2                                 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a Section followed by a number and/or a letter refer to the specified Section of this Agreement.  The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3                                 Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa and words importing gender include all genders.

1.4                                 Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                                 Subsidiaries

Notwithstanding any other provision hereof, to the extent any covenants contained herein relate, directly or indirectly, to a Subsidiary of either YGC or Queenstake, each such provision will be construed as a covenant by YGC or Queenstake, as the case may be, to cause (to the fullest extent to which it is legally capable) that Subsidiary to perform the required action.

1.6                                 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7                                 Knowledge

Each reference herein to the knowledge of a party means, unless otherwise specified, the existing actual knowledge of any vice-president or more senior officer of such party after reasonable inquiry.

1.8                                 Statutory References

Any reference in this Agreement to a statute includes all rules and regulations made thereunder, all amendments to that statute or the rules and regulations made thereunder in force from time to time, and any statute or rule or regulation that supplements, supersedes or replaces that statute or the rules or regulations made thereunder.

1.9                                 Entire Agreement

This Agreement and the other agreements and documents referred to herein, constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement and such arrangements.

1.10                           Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made hereunder in respect of any party shall be made in a manner consistent with GAAP as historically applied by such party.

1.11                           Schedules

The following are the Schedules to this Agreement, which form an integral part hereof:

Schedule A:          Appropriate Regulatory Approvals
Schedule B:           Special Resolution of the Shareholders of Queenstake
Schedule C:           Special Resolution of the Shareholders of YGC
Schedule D:           Plan of Arrangement
Schedule E:           Representations and Warranties of Queenstake
Schedule F:           Representations and Warranties of YGC
Schedule G:           Approved Capital Expenditures of Queenstake

1.12                           Date of Agreement

For all purposes, including the representations and warranties given in Section 3 and Schedules E and F, the date of this Agreement shall be March 16, 2007, notwithstanding its subsequent amendment or amendment and restatement from time to time.

2.                                      THE ARRANGEMENT

2.1                                 The Arrangement

Subject to the terms of the Plan of Arrangement, at the Effective Time, the following shall occur and shall be deemed to have occurred in the following order without any further act or formality:

(a)                                  YGC will change its name to Yukon-Nevada Gold Corp., or such other name as may be approved by the directors of YGC and Queenstake acting reasonably, subject to Appropriate Regulatory Approval;

(b)                                 each Queenstake Share, other than Queenstake Shares held by Queenstake Shareholders who have validly exercised Dissent Rights, will be deemed to be transferred to YGC and, subject to Section 4.2 of the Plan of Arrangement, each such Queenstake Shareholder will receive one New YGC Share for every ten Queenstake Shares held;

(c)                                  each Queenstake Option, to the extent that it has not been exercised, shall subject to Section 4.2 of the Plan of Arrangement, be transferred to YGC in exchange for a New YGC Option to purchase that number of New YGC Shares determined by dividing the number of Queenstake Shares subject to each such Queenstake Option by ten at an exercise price per New YGC Share equal to the exercise price per Queenstake Share of each such Queenstake Option multiplied by ten, with a term to expiry equivalent to the Queenstake Option.  If the foregoing calculation results in the option being exercisable for a fraction of a New YGC Share, then the number of New YGC Shares subject to such option shall be rounded down to the nearest whole number of shares and the aggregate exercise price for the option will be reduced by the exercise price for one New YGC Share multiplied by the fractional entitlement. All options issued by YGC on such exchange shall be governed by the New YGC Stock Option Plan;

(d)                                 each Queenstake Warrant, to the extent that it has not been exercised, shall subject to Section 4.2 of the Plan of Arrangement, be transferred to YGC in exchange for a New YGC Warrant to purchase that number of New YGC Shares determined by dividing the number of Queenstake Shares subject to each such Queenstake Warrant by ten at an exercise price per New YGC Share equal to the exercise price per Queenstake Share of each such Queenstake Warrant multiplied by ten, with a term to expiry equivalent to the Queenstake Warrant.  If the foregoing calculation results in the warrant being exercisable for a fraction of a New YGC Share, then the number of New YGC Shares subject to such warrant shall be rounded down to the nearest whole number of shares and the aggregate exercise price for the warrant will be reduced by the exercise price for one New YGC Share multiplied by the fractional entitlement. All warrants issued by YGC on such exchange shall be governed by the certificates representing such New YGC Warrants;

(e)                                  with respect to each of the Queenstake Shares, Queenstake Stock Options and Queenstake Warrants transferred to YGC pursuant to the Plan of Arrangement, at the Effective Time, without any further act or formality:

(i)                                     the holder thereof shall cease to be the holder of such security and the name of the holder thereof shall be removed from the register of such securities of Queenstake; and

(ii)                                  the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to validly transfer such security to YGC in accordance with the Plan of Arrangement.

(f)                                    the number of directors of YGC will be fixed at ten (10); and

(g)                                 the board of directors of YGC will be comprised of Graham Dickson, John Fox, Neil Steenberg, Robert Chafee, E. Lynn Patterson, Don MacDonald, Peter Holbek, Iain Harris, Dorian Nicol and Peter Bojtos, subject to YGC having received consents to act from each of the foregoing.

2.2                                 Implementation Steps by Queenstake

Queenstake covenants in favour of YGC that Queenstake will:

(a)                                  as soon as reasonably practicable, apply jointly with YGC, under subsection 289 of the Act for the Interim Order in a manner consistent with this Agreement, and thereafter diligently proceed to seek the Interim Order;

(b)                                 subject to receipt of the Interim Order and the mailing of the Joint Circular, as soon as reasonably practicable, convene and hold the Queenstake Meeting on or before the Meeting Date for the purpose of having Queenstake Shareholders consider and, if deemed advisable, approve the Queenstake Special Resolution (and for any other proper purpose relating to the Arrangement as may be set out in the notice for such meeting);

(c)                                  if: (i) at the Queenstake Meeting the approval of the Queenstake Special Resolution is obtained in accordance with the Interim Order (including any variation thereof approved by YGC and Queenstake); (ii) any other approvals required by the Interim Order (including any variation thereof approved by YGC and Queenstake) are obtained, and (iii) all Appropriate Regulatory Approvals are obtained, as soon as reasonably practicable thereafter apply jointly with YGC to the Court for the Final Order on such terms as the Court may direct and as YGC and Queenstake may agree, acting reasonably, and thereafter diligently seek the Final Order; and

(d)                                 if the Final Order is obtained, on a date and time agreed with YGC, acting reasonably, subject to the fulfillment or waiver of each of the conditions set forth in Section 5 hereof, file, as soon as reasonably practicable following satisfaction or waiver of each of such conditions and completion of all steps required by the Plan of Arrangement to be completed prior to the Effective Date, a copy of the Final Order with the Registrar, jointly with YGC.

2.3                                 Implementation Steps by YGC

YGC covenants in favour of Queenstake that YGC will:

(a)                                  as soon as reasonably practicable, apply jointly with Queenstake, under subsection 289 of the Act for the Interim Order in a manner consistent with this Agreement, and thereafter diligently proceed to seek the Interim Order;

(b)                                 subject to receipt of the Interim Order and the mailing of the Joint Circular, as soon as reasonably practicable, convene and hold the YGC Meeting on or before the Meeting

Date for the purpose of having YGC Shareholders consider and, if deemed advisable, approve the YGC Special Resolution (and for any other proper purpose relating to the Arrangement as may be set out in the notice for such meeting);

(c)                                  if: (i) at the YGC Meeting the approval of the YGC Special Resolution is obtained in accordance with the Interim Order (including any variation thereof approved by Queenstake and YGC); (ii) any other approvals required by the Interim Order (including any variation thereof approved by Queenstake and YGC) are obtained, and (iii) all Appropriate Regulatory Approvals are obtained, as soon as reasonably practicable thereafter apply jointly with Queenstake to the Court for the Final Order on such terms as the Court may direct and as Queenstake and YGC may agree, acting reasonably, and thereafter diligently seek the Final Order; and

(d)                                 if the Final Order is obtained, on a date and time agreed with Queenstake, acting reasonably, subject to the fulfillment or waiver of each of the conditions set forth in Section 5 hereof, file, as soon as reasonably practicable following satisfaction or waiver of each of such conditions and completion of all steps required by the Plan of Arrangement to be completed prior to the Effective Date, a copy of the Final Order with the Registrar, jointly with Queenstake.

2.4                                 Interim Order

The petition for the application referred to in Section 2.2(a) and 2.3(a) shall request that the Interim Order provide for the holding of a meeting of YGC Shareholders and a meeting of Queenstake Shareholders pursuant to Section 289 of the Act and:

(a)                                  for the class of Persons to whom notice is to be provided in respect of the Arrangement and the YGC Meeting and the Queenstake Meeting and for the manner in which such notice is to be provided;

(b)                                 that the requisite approval for the Arrangement Resolutions shall be two-thirds of the votes cast on the Arrangement Resolutions by YGC Shareholders and Queenstake Shareholders present in person or by proxy at the YGC Meeting and the Queenstake Meeting, respectively;

(c)                                  that, in all other respects, the terms, restrictions and conditions of the Articles of YGC and Queenstake, including quorum requirements and all other matters, and the provisions of applicable Law shall apply in respect of the YGC Meeting and the Queenstake Meeting, respectively; and

(d)                                 for the grant of the Dissent Rights.

2.5                                 Joint Circular

YGC and Queenstake shall proceed diligently in a co-ordinated manner using commercially reasonable efforts to jointly prepare as quickly as possible the Joint Circular together with any other documents required by the Securities Act or other applicable Law and the TSX, if applicable, in connection with the Arrangement, the YGC Meeting and the Queenstake Meeting for mailing by the Mailing Date.  Each of YGC and Queenstake shall ensure that the information relating to it which is provided in the Joint Circular does not contain any Misrepresentation.  Both parties shall ensure that the Joint Circular complies with all applicable Law and provides the YGC Shareholders and the Queenstake Shareholders

with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the YGC Meeting and the Queenstake Meeting.  Each of YGC and Queenstake shall promptly notify the other if, at any time during the Pre-Effective Date Period, it becomes aware that the Joint Circular contains a Misrepresentation.  In such event, YGC and Queenstake shall co-operate in the preparation of a supplement or amendment to the Joint Circular, as the case may be, that corrects that Misrepresentation, and will cause the same to be distributed to the YGC Shareholders and the Queenstake Shareholders and filed with each applicable Governmental Entity under applicable Securities Legislation.

YGC and Queenstake shall cause the Joint Circular and any other documentation required in connection with the YGC Meeting and the Queenstake Meeting to be sent to each YGC Shareholder and Queenstake Shareholder as soon as reasonably practicable following receipt of the Interim Order and to be filed as required by the Interim Order and applicable Law.

2.6                                 Board Recommendation

(a)                                  Queenstake confirms that its board of directors has unanimously approved this Agreement, the Arrangement and the Plan of Arrangement, has determined, after consultation with its financial advisor, that the Arrangement is fair, from a financial point of view, to the Queenstake Shareholders and has resolved to unanimously recommend approval of the Arrangement by the Queenstake Shareholders.  The Joint Circular will set out (among other things) the recommendation of the board of directors of Queenstake as described above and will include a summary of the fairness opinion of Queenstake’s financial advisor, Blackmont Capital Inc.; and

(b)                                 YGC confirms that its board of directors has unanimously approved this Agreement, the Arrangement and the Plan of Arrangement, has determined, after consultation with its financial advisor, that the Arrangement is fair, from a financial point of view, to the YGC Shareholders and has resolved to unanimously recommend approval of the Arrangement by the YGC Shareholders.  The Joint Circular will set out (among other things) the recommendation of the board of directors of YGC as described above and will include a summary of the fairness opinion of YGC’s financial advisory, Pacific International Securities Inc.

2.7                                 Preparation of Filings

(a)                                  YGC and Queenstake shall cooperate in:

(i)                                     the preparation and filing of any application for the orders and the preparation of any required documents reasonably deemed by YGC or Queenstake to be necessary to discharge their respective obligations under applicable Securities Legislation in Canada and the United States in connection with the Arrangement and the other transactions contemplated hereby;

(ii)                                  the taking of all such action as may be required under applicable Securities Legislation in Canada and the United States in connection with the issuance of the New YGC Shares pursuant to the terms of the Arrangement; provided, however, that neither YGC nor Queenstake shall be required to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the issuance and delivery of the New YGC Shares; and

(iii)                               the taking of all such action as may be required under the Act in connection with the transactions contemplated by this Agreement and the Plan of Arrangement;

(b)                                 Each of YGC and Queenstake shall furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the effectuation of the actions described in Sections 2.5 and the foregoing provisions of this Section 2.7, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will, at the date such information is provided, contain any Misrepresentation.

2.8                                 Solicitation of Proxies

YGC and Queenstake agree that either YGC or Queenstake may at any time, directly or through a proxy solicitor, actively solicit proxies in favour of the Arrangement Resolution.  YGC and Queenstake agree that they will each solicit proxies for the approval of the Arrangement Resolutions in accordance with the Joint Circular and the Interim Order.

2.9                                 U.S. Securities Law Matters

The parties agree that the Arrangement will be carried out with the intention that all New YGC Shares issued on completion of the Arrangement to the holders of Queenstake Shares, and all new YGC securities issued in exchange for Queenstake Stock Options and Queenstake Warrants will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) and in reliance upon exemptions from registration under applicable state securities laws.  In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(a)                                  the Arrangement will be subject to the approval of the Court;

(b)                                 the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption for an exemption from registration under the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(c)                                  the Court will be requested to satisfy itself as to the fairness of the Arrangement;

(d)                                 the order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the holders of Queenstake Shares, Queenstake Stock Options and Queenstake Warrants;

(e)                                  YGC will ensure that each holder of YGC Shares will be given adequate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement;

(f)                                    Queenstake will ensure that each holder of Queenstake Shares, Queenstake Stock Options and Queenstake Warrants entitled to receive securities in exchange for their Queenstake securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(g)                                 the Interim Order approving the meetings of the YGC Shareholders and Queenstake Shareholders to approve the Arrangement will specify that each securityholder entitled to receive securities under the Arrangement in exchange for their Queenstake securities will have the right to appear before the Court so long as they enter an appearance within a reasonable time; and

(h)                                 the Final Order shall include a statement in substantially the following form to the following effect:

“This Order will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933 from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of YGC Resources Ltd. to persons entitled to receive securities in exchange for their Queenstake Resources Ltd. securities pursuant to the Plan of Arrangement.”

2.10                           The parties acknowledge and agree that the Section 3(a)(10) Exemption is only a transactional exemption under the U.S. Securities Act for the issuance of the new YGC securities and that exemptions from registration under the U.S. Securities Act and any applicable state securities laws must be relied upon to permit the exercise of the New YGC Warrants and New YGC Stock Options issued under the Arrangement.

3.                                      REPRESENTATIONS AND WARRANTIES

3.1                                 Representations and Warranties of YGC

YGC hereby makes to Queenstake the representations and warranties as set forth in Schedule E to this Agreement and acknowledges that Queenstake is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.2                                 Representations and Warranties of Queenstake

Queenstake hereby makes to YGC the representations and warranties as set forth in Schedule F to this Agreement and acknowledges that YGC is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.3                                 Survival of Representations and Warranties

The representations of the parties hereto contained herein are true and correct as of the date of this Agreement and shall be true and correct as at the Effective Time on the Effective Date as though they were made at that time, and shall survive the execution and delivery of this Agreement and the closing of the transactions contemplated herein.  Any investigation by a party hereto and its advisors will not mitigate, diminish or affect the representations and warranties of the other party to this Agreement.

4.                                      COVENANTS

4.1                                 Retention of Goodwill

During the Pre-Effective Date Period, each of YGC and its Subsidiaries and Queenstake and its Subsidiaries shall, subject to the fact that a transaction involving their respective businesses is contemplated hereby, continue to carry on their respective businesses in a manner consistent with prior practice, working to preserve the attendant goodwill of such entities and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Section 4.  The following provisions of this Section 4 are intended to be in furtherance of this general commitment.

4.2                                 Covenants of Queenstake

(a)                                  Queenstake covenants and agrees that, during the Pre-Effective Date Period (or until the earlier termination of this Agreement in accordance with Section 6), except (i) with the prior consent of YGC to any deviation therefrom, which shall not be unreasonably withheld, (ii) as required to comply with any Law; or (iii) with respect to any matter expressly contemplated by this Agreement or the Plan of Arrangement, Queenstake shall, and shall cause its Subsidiaries to:

(i)                                     carry on its business in, and only in, the ordinary and regular course of business in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all commercially reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

(ii)                                  not commence to undertake a substantial expansion of its business or an expansion that is out of the ordinary and regular course of business or inconsistent with prior practice;

(iii)                               not subdivide, consolidate or reclassify any of the outstanding Queenstake Shares nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding Queenstake Shares;

(iv)                              not amend the notice of articles or articles of Queenstake or materially amend the constating documents of its Subsidiaries;

(v)                                 not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or of its Subsidiaries thereof or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (A) transactions between its wholly-owned Subsidiaries and Queenstake; (B) the issuance of securities of Queenstake on the exercise of Queenstake Stock Options granted prior to the date hereof; (C) the issuance of securities of Queenstake on the exercise of Queenstake Warrants issued prior to the date hereof; and (D) the issuance of securities of Queenstake on the conversion of the convertible secured promissory note which evidences the Queenstake Bridge Loan;

(vi)                              not, whether through its board of directors or otherwise, accelerate the vesting of any unvested Queenstake Stock Options, or otherwise amend, vary or modify the Queenstake Stock Option Plan or any Queenstake Stock Options;

(vii)                           not reorganize, amalgamate or merge Queenstake or any Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing the shares of or substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, which acquisition would be material to its business or financial condition on a consolidated basis (other than relating to transactions between its wholly-owned Subsidiaries and Queenstake);

(viii)                        except with respect to the sale of assets of Queenstake or its Subsidiaries in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any material assets (other than relating to transactions between its wholly-owned Subsidiaries and Queenstake);

(ix)                                not guarantee the payment of material indebtedness or incur material indebtedness for money borrowed or issue or sell any debt securities;

(x)                                   not:

(A)                              other than in the ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or materially modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its officers or directors; or
(B)                                other than in the ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any material employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable;

(xi)                                not, except in the ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any Claims or liabilities prior to the same being due, which are, individually or in the aggregate, material (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(xii)                             use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, and subject to the current state of the insurance markets, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiii)                          not settle or compromise any Claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

(xiv)                         except in the usual, ordinary and regular course of business and consistent with past practice or as required by applicable Law, not enter into or modify in any material respect any material contract, agreement, commitment or arrangement which new material contract or series of related new material contracts or modification to an existing material contract or series of related existing material contracts, would reasonably be expected to have a Material Adverse Effect on Queenstake;

(xv)                            incur or commit to capital expenditures only in the ordinary course consistent with past practice and not, in any event, incur or commit to making any single capital expenditure in excess of $100,000 other than as previously disclosed to YGC and as set forth in Schedule G to this Agreement;

(xvi)                         not make any changes to existing accounting practices relating to Queenstake or its Subsidiaries except as required by Law or required by GAAP or make any material Tax election inconsistent with past practice; and

(xvii)                      promptly advise YGC orally and, if then requested, in writing:

(A)                              of any event occurring subsequent to the date of this Agreement that would or could reasonably be expected to render any representation or warranty of Queenstake contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;
(B)                                of any Material Adverse Change in respect of Queenstake; and
(C)                                of any material breach by Queenstake of any covenant or agreement contained in this Agreement.

(b)                                 Queenstake shall and shall cause its Subsidiaries during the Pre-Effective Date Period to perform all obligations required or desirable to be performed by Queenstake or its Subsidiaries under this Agreement, co-operate with YGC in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, Queenstake shall (and where appropriate shall cause its Subsidiaries to):

(i)                                     apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals in each case relating to Queenstake or its Subsidiaries and, in doing so, to keep YGC reasonably informed as to the status of the proceedings related to the Appropriate Regulatory Approvals;

(ii)                                  apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

(iii)                               carry out the terms of the Interim Order (including mailing the Joint Circular to Queenstake Shareholders and others as ordered by the Interim Order) and the Final Order applicable to it and use its commercially reasonable efforts to comply promptly with all requirements which applicable Law may impose on Queenstake or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(iv)                              defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)                                 use its commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Queenstake or the Queenstake Shares which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vi)                              effect all necessary registrations, filings and submissions of information required by Governmental Entities in Canada and the United States, AMEX and the TSX from Queenstake or its Subsidiaries;

(vii)                           use its commercially reasonable efforts to obtain the approval of AMEX to the listing on AMEX of the New YGC Shares and all New YGC Shares that are issuable upon exercise of the New YGC Stock Options, New YGC Warrants and any other convertible securities of YGC, as soon as reasonably possible after the completion of the Arrangement;

(viii)                        use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Queenstake or its Subsidiaries from other parties to Material Agreements in respect of the completion of the Arrangement; and

(ix)                                use its commercially reasonable efforts to have renegotiated, on terms and conditions acceptable to YGC, the agreement pursuant to which an affiliate of Newmont Canada Limited (“Newmont”) has agreed to sell concentrates and ore from Newmont’s Nevada operations to Queenstake for processing at Queenstake’s Jerritt Canyon roasting and milling facility.

4.3                                 Covenants of YGC

(a)                                  YGC covenants and agrees that during the Pre-Effective Date Period (or until the earlier termination of this Agreement in accordance with Section 6), except (i) with the consent of Queenstake to any deviation therefrom, which shall not be unreasonably withheld, (ii) as required to comply with any Law, or (iii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, YGC shall and shall cause each of its Subsidiaries to:

(i)                                     carry on its business in, and only in, the ordinary and regular course of business in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all commercially reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

(ii)                                  not commence to undertake a substantial expansion of its business or an expansion that is out of the ordinary and regular course of business or inconsistent with prior practice;

(iii)                               not subdivide, consolidate or reclassify any of the outstanding YGC Shares nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding YGC Shares other than as contemplated by the Arrangement;

(iv)                              not amend the notice of articles or articles of YGC or materially amend the constating documents of its Subsidiaries;

(v)                                 not make any changes to existing accounting practices related to YGC except as required by Law or required by GAAP or make any material Tax election inconsistent with past practice;

(vi)                              not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or of its Subsidiaries or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (A) transactions between its wholly-owned Subsidiaries and YGC; (B) the issuance of securities of YGC on the exercise of YGC Stock Options granted prior to the date hereof; (C) the issuance of securities of YGC on the exercise of YGC Warrants issued prior to the date hereof; and (D) the issuance of securities of YGC on the exercise of the YGC Agent’s Options;

(vii)                           not, whether through its board of directors or otherwise, accelerate the vesting of any unvested YGC Stock Options, or otherwise amend, vary or modify the YGC Stock Option Plan or any YGC Stock Options;

(viii)                        not reorganize, amalgamate or merge YGC or any of its Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing the shares of or substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, which acquisition would be material to its business or financial condition on a consolidated basis (other than relating to transactions between two or more wholly-owned Subsidiaries of YGC or between a wholly-owned Subsidiary of YGC and YGC);

(ix)                                except with respect to the sale of assets of YGC or its Subsidiaries in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any material assets (other than relating to transactions between its wholly-owned Subsidiaries and YGC);

(x)                                   not guarantee the payment of material indebtedness or incur material indebtedness for money borrowed or issue or sell any debt securities;

(xi)                                not:

(A)                              other than in the ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or materially modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its officers or directors; or
(B)                                other than in the ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any material employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable;

(xii)                             not, except in the ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any Claims or liabilities prior to the same being due, which are, individually or in the aggregate, material (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(xiii)                          use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, and subject to the current state of the insurance markets, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiv)                         not settle or compromise any Claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

(xv)                            except in the usual, ordinary and regular course of business and consistent with past practice or as required by applicable Law, not enter into or modify in any material respect any material contract, agreement, commitment or arrangement which new material contract or series of related new material contracts or modification to an existing material contract or series of related existing material contracts, would reasonably be expected to have a Material Adverse Effect on YGC;

(xvi)                         promptly advise Queenstake orally and, if then requested, in writing:

(A)                              of any event occurring subsequent to the date of this Agreement that would or could reasonably be expected to render any representation or warranty of YGC contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;
(B)                                of any Material Adverse Change in respect of YGC; and
(C)                                of any material breach by YGC of any covenant or agreement contained in this Agreement;

(b)                                 YGC shall and shall cause its Subsidiaries during the Pre-Effective Date Period (or until the earlier termination of this Agreement in accordance with Section 6), to perform all obligations required or desirable to be performed by YGC or any of its Subsidiaries under this Agreement, co-operate with Queenstake in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, YGC shall (and where appropriate shall cause its Subsidiaries to):

(i)                                     apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals in each case relating to YGC or any of its Subsidiaries, and, in doing so, to keep Queenstake reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals;

(ii)                                  carry out the terms of the Interim Order (including mailing the Joint Circular to YGC Shareholders) and the Final Order applicable to it and use its commercially reasonable efforts to comply promptly with all requirements which applicable Law may impose on YGC or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(iii)                               defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(iv)                              use its commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to YGC which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(v)                                 effect all necessary registrations, filings and submissions of information required by Governmental Entities in Canada and the United States, the AMEX and the TSX from YGC or its Subsidiaries;

(vi)                              reserve a sufficient number of YGC Shares for issuance upon the completion of the Arrangement and upon the exercise of the New YGC Stock Options and New YGC Warrants issued in exchange for Queenstake Stock Options and Queenstake Warrants following completion of the Arrangement;

(vii)                           use its commercially reasonable efforts to remain a reporting issuer (or subject to equivalent reporting requirements), not in default of its obligations, under Securities Legislation in the Provinces of British Columbia, Alberta and Ontario;

(viii)                        use its commercially reasonable efforts to maintain the listing of the YGC Shares on the TSX;

(ix)                                use its commercially reasonable efforts to obtain the approval of AMEX to the listing on AMEX of the New YGC Shares and all New YGC Shares that are issuable upon exercise of the New YGC Stock Options, New YGC Warrants and any other convertible securities of YGC, as soon as reasonably possible after the completion of the Arrangement; and

(x)                                   use its commercially reasonable efforts to complete the YGC Financing and have the net proceeds thereof unconditionally available to YGC on or before the Effective Date, subject only to the other conditions precedent to completion of the Arrangement having been satisfied or waived.

4.4                                 Covenants of Queenstake Regarding Non-Solicitation

Subject to Section 4.14, Queenstake will not, directly or indirectly, through any officer, director, employee, representative or agent of Queenstake or any of its Subsidiaries:

(a)                                  solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(b)                                 participate in any discussions or negotiations regarding any Acquisition Proposal;

(c)                                  withdraw or modify in a manner adverse to YGC the approval of the Queenstake Board of the transactions contemplated hereby;

(d)                                 approve or recommend any Acquisition Proposal; or

(e)                                  enter into any agreement, arrangement or understanding related to any Acquisition Proposal.

Nothing in this Agreement will prevent the Queenstake Board, before the issuance of the Final Order, from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 4.6, regarding an unsolicited bona fide written Acquisition Proposal that did not arise as a result of a breach of this Section 4.4 and that the Queenstake Board determines in good faith, after consultation with financial advisors and outside legal counsel, is reasonably likely to result in a Superior Offer.  Before taking such action, the Queenstake Board must receive advice of counsel that it is appropriate that the Queenstake Board take such action in order to discharge properly its fiduciary duties.  Queenstake will not consider, negotiate, accept, approve or recommend an Acquisition Proposal after the date of the issuance of the Final Order.  Queenstake will, and will cause the officers, directors, employees, representatives and agents of Queenstake and its Subsidiaries to, cease immediately all discussions and negotiations being held as of the date hereof regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal.

4.5                                 Queenstake Notice to YGC

Queenstake will forthwith notify YGC, at first orally and then in writing, of any Acquisition Proposal and any inquiry that could lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Queenstake or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Queenstake or any of its Subsidiaries by any Person that informs Queenstake or its Subsidiaries that it is considering making, or has made, an Acquisition Proposal.  Such notice will include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as YGC may reasonably request.  Queenstake will:

(a)                                  keep YGC fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry, and

(b)                                 provide to YGC as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Queenstake or any of its Subsidiaries from any Person in connection with any Acquisition Proposal sent or provided by Queenstake to any Person in connection with any Acquisition Proposal and YGC agrees to keep such information confidential in accordance with the terms of the Non-Disclosure Agreement.

4.6                                 Queenstake Third Party Confidentiality

If Queenstake receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and Queenstake is permitted, as contemplated under Section 4.4, to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Queenstake Board may, subject to the execution by such Person of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Non-Disclosure Agreement or such other confidentiality agreement then in effect between Queenstake and YGC, provide such Person with access to information regarding Queenstake, except that the Person making the Acquisition Proposal will not be precluded under such confidentiality agreement from making the Acquisition Proposal (but not any material amendment thereto) and provided further that Queenstake sends a copy of any such confidentiality agreement to YGC promptly upon its execution and YGC is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

4.7                                 Queenstake Notice to Representatives

Queenstake will use its reasonable best efforts to ensure that its officers, directors and employees and its Subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of Section 4.4, 4.5 and 4.6, and it will be responsible for any breach by its and their officers, directors, employees, financial advisors or other advisors or representatives.

4.8           Queenstake Withdrawal of Approval

Notwithstanding Section 4.4(c), the Queenstake Board may withdraw or modify in a manner adverse to YGC the approval of the Queenstake Board of the transactions contemplated hereby if a Specified YGC Event has occurred and is continuing.

4.9                                 Covenants of YGC Regarding Non-Solicitation

Subject to Section 4.14, YGC will not, directly or indirectly, through any officer, director, employee, representative or agent of YGC or any of its Subsidiaries:

(a)                                  solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(b)                                 participate in any discussions or negotiations regarding any Acquisition Proposal;

(c)                                  withdraw or modify in a manner adverse to Queenstake the approval of the YGC Board of the transactions contemplated hereby;

(d)                                 approve or recommend any Acquisition Proposal; or

(e)                                  enter into any agreement, arrangement or understanding related to any Acquisition Proposal.

Nothing in this Agreement will prevent the YGC Board, before the issuance of the Final Order, from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 4.11, regarding an unsolicited bona fide written Acquisition Proposal that did not arise as a result of a breach of this Section 4.9 and that the YGC Board determines in good faith, after consultation with financial advisors and outside counsel, is reasonably likely to result in a Superior Offer.  Before taking such action, the YGC Board must receive advice of outside legal counsel that it is appropriate that the YGC Board take such action in order to discharge properly its fiduciary duties.  YGC will not consider, negotiate, accept, approve or recommend an Acquisition Proposal after the date of the issuance of the Final Order.  YGC will, and will cause the officers, directors, employees, representatives and agents of YGC and the YGC Subsidiaries to, cease immediately all discussions and negotiations being held as of the date hereof regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal.

4.10                           YGC Notice to Queenstake

YGC will forthwith notify Queenstake, at first orally and then in writing, of any Acquisition Proposal and any inquiry that could lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to YGC or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of YGC or any of its Subsidiaries by any Person that informs YGC or its Subsidiaries that it is considering making, or has made, an Acquisition Proposal.  Such notice will include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Queenstake may reasonably request.  YGC will:

(a)                                  keep Queenstake fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry, and

(b)                                 provide to Queenstake as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to YGC or any of its Subsidiaries from any Person in connection with any Acquisition Proposal sent or provided by YGC to any Person in connection with any Acquisition Proposal and Queenstake agrees to keep such information confidential in accordance with the terms of the Non-Disclosure Agreement.

4.11                           YGC Third Party Confidentiality

If YGC receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and YGC is permitted, as contemplated under Section 4.9, to negotiate the terms of such Acquisition Proposal, then, and only in such case, the YGC Board may, subject to the execution by such Person of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Non-Disclosure Agreement or such other confidentiality agreement then in effect between Queenstake and YGC, provide such Person with access to information regarding YGC, except that the Person making the Acquisition Proposal will not be precluded under such confidentiality agreement from making the Acquisition Proposal (but not any material amendment thereto) and provided further that YGC sends a copy of any such confidentiality agreement to Queenstake promptly upon its execution and Queenstake is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

4.12                           YGC Notice to Representatives

YGC will use its reasonable best efforts to ensure that its officers, directors and employees and the YGC Subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of Sections 4.9, 4.10 and 4.11, and it will be responsible for any breach by its and their officers, directors, employees, financial advisors or other advisors or representatives.

4.13                           YGC Withdrawal of Approval

Notwithstanding Section 4.9(c), the YGC Board may withdraw or modify in a manner adverse to YGC the approval of the YGC Board of the transactions contemplated hereby if a Specified Queenstake Event has occurred and is continuing.

4.14                           Notice of Superior Offer Determination

YGC or Queenstake (the “Notifying Company”) may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Offer if, and only if

(a)                                  it has provided the other Company (the “Other Company”) with a copy of the Superior Offer document,

(b)                                 ten Business Days shall have elapsed from the later of the date the Other Company received written notice from the Notifying Company advising that the Board of the Notifying Company has resolved, subject only to compliance with this Section 4.14 and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Offer, specifying the terms and conditions of such Superior Offer and identifying the Person making such Superior Offer, and the date the Notifying Company received a copy of such Superior Offer, and

(c)                                  it has previously or concurrently will have:

(i)                                     paid to the Other Company the Termination Fee, if any, payable under Section 6.4, and

(ii)                                  terminated this Agreement pursuant to Section 6.

During such ten Business Day period, the Notifying Company agrees the Other Company will have the right, but not the obligation, to offer to amend the terms of this Agreement.  The Notifying Company will review any offer by the Other Company to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its Board’s fiduciary duties, whether the Other Company’s offer upon acceptance by the Notifying Company would result in such Superior Offer ceasing to be a Superior Offer.  If the Notifying Company so determines, it will enter into an amended agreement with the Other Company reflecting the Other Company’s amended proposal.  If the Notifying Company continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Offer remains a Superior Offer and therefore rejects the Other Company’s amended proposal, the Notifying Company may terminate this Agreement pursuant to Section 6.3; provided, however, that the Notifying Company must concurrently pay to the Other Company the Termination Fee, if any, payable to the Other Company under Section 6.4 and must concurrently with termination enter into a definitive agreement with respect to such Superior Offer.  YGC and Queenstake acknowledge and agree that payment of the Termination Fee, if any, payable under Section 6.4 is a condition to valid termination of this Agreement under Section 6.3 and this Section 4.14.

The parties also acknowledge and agree that each successive modification of any Acquisition Proposal will constitute a new Acquisition Proposal for purposes of the requirement under Section 4.14(b) to initiate an additional ten Business Day notice period.

4.15                           Access to Information

Subject to applicable Law, upon reasonable notice, Queenstake shall (and shall cause its Subsidiaries to) afford YGC’s Representatives access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Queenstake shall (and shall cause its Subsidiaries to) furnish promptly to YGC all information concerning Queenstake’s and its Subsidiaries’ business, properties and personnel as YGC may reasonably request.  Subject to applicable Law, upon reasonable notice, YGC shall (and shall cause each of its Subsidiaries to) afford Queenstake’s Representatives access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, YGC shall (and shall cause its Subsidiaries to) furnish promptly to Queenstake all information concerning YGC’s and its Subsidiaries’ business, properties and personnel as Queenstake may reasonably request.

4.16                           Closing Matters

The closing of the transactions contemplated hereby shall occur on the fifth Business Day after the date of the Final Order, or on such earlier or later date as YGC and Queenstake agree, at the offices of Axium Law Corporation at 10:00 am Pacific Daylight Time.

4.17         Closing Documents Delivered by Queenstake

On the Effective Date, Queenstake will cause to be delivered to YGC:

(a)                                  an officer’s certificate certifying the accuracy of the representations and warranties in Schedule E and the fulfilment of the covenants in Section 4.2 as at the Effective Date;

(b)                                 a legal opinion of counsel for Queenstake, reasonably satisfactory in form and substance in all material respects to YGC;

(c)                                  a certified copy of the resolution of the Queenstake Board approving this Agreement;

(d)                                 a certified copy of the approved Queenstake Special Resolution;

(e)                                  the minute books and all other books and records of Queenstake and its Subsidiaries;

(f)                                    the approval of the TSX to Queenstake’s participation in the Arrangement;

(g)                                 any third party consents required for the Arrangement in Queenstake’s Material Agreements; and

(h)                                 such other documents as may be requested by YGC, acting reasonably.

4.18                           Closing Documents Delivered by YGC

On the Effective Date, YGC will cause to be delivered to Queenstake:

(a)                                  an officer’s certificate certifying the accuracy of the representations and warranties in Schedule F and the fulfilment of the covenants in Section 4.3 as at the Effective Date;

(b)                                 a legal opinion of counsel for YGC, reasonably satisfactory in form and substance in all material respects to Queenstake;

(c)                                  a certified copy of the resolution of the YGC Board approving this Agreement;

(d)                                 a certified copy of the approved YGC Special Resolution;

(e)                                  the approval of the TSX to YGC’s participation in the Arrangement;

(f)                                    a copy of the Final Order filed with the Registrar;

(g)                                 any third party consents required for the Arrangement in YGC’s Material Agreements; and

(h)                                 such other documents as may be requested by Queenstake, acting reasonably.

4.19                           Transmittal Letters

Concurrent with the mailing of the Joint Circular to all YGC Shareholders and Queenstake Shareholders, YGC shall cause the Depositary to send (by first class mail) to each Person who is a holder of Queenstake Shares, Queenstake Warrants or Queenstake Stock Options as at the Record Date at the address shown on the Queenstake register of shareholders, optionholders and warrantholders, a transmittal letter specifying the securities the Person is entitled to receive pursuant to the Arrangement, in the event that the Arrangement is completed.  The transmittal letter will provide those Persons with instructions on how to exchange their old securities for new securities of YGC upon completion of the Arrangement.  The Depositary shall, upon completion of the Arrangement and upon receipt of properly completed transmittal letters, cause to be mailed (by first class mail) the New YGC Shares, New YGC Stock Options and New YGC Warrants or other securities due to the holder thereof, as the case may be.

5.                                      CONDITIONS

5.1                                 Mutual Conditions Precedent

The respective obligations of each of YGC and Queenstake to complete the transactions contemplated hereby and to file a copy of the Final Order  with the Registrar to give effect to the Arrangement will be subject to the fulfillment, or mutual waiver in writing by each of YGC and Queenstake, of each of the following conditions:

(a)                                  the Interim Order shall have been obtained in form and on terms satisfactory to each of YGC and Queenstake acting reasonably and shall not have been set aside or modified in a manner unacceptable to either of such parties (acting reasonably) on appeal or otherwise;

(b)                                 the Joint Circular shall have been mailed to YGC Shareholders and Queenstake Shareholders by the Mailing Date and the YGC Meeting and the Queenstake Meeting shall have been held on or before the Meeting Date;

(c)                                  at the YGC Meeting, the YGC Special Resolution shall have been approved by the YGC Shareholders in accordance with the requirements of the Act and the Interim Order;

(d)                                 at the Queenstake Meeting, the Queenstake Special Resolution shall have been approved by the Queenstake Shareholders in accordance with the requirements of the Act and the Interim Order;

(e)                                  the Final Order shall have been obtained in form and on terms satisfactory to each of YGC and Queenstake acting reasonably and shall not have been set aside or modified in a manner unacceptable to either of such parties, acting reasonably, on appeal or otherwise;

(f)                                    on or before the Effective Time on the Effective Date:

(i)                                     the board of directors of YGC shall have been reconstituted in accordance with Section 2.1(g) of this Agreement;

(ii)                                  YGC shall have filed and had declared effective by the U.S. Securities and Exchange Commission a registration statement on Form 40-F under the U.S. Exchange Act for the purpose of registering the YGC Shares as a class under such act;

(iii)                               the New YGC Shares to be issued pursuant to the Arrangement and the New YGC Shares issuable upon the exercise of:

(A)                              the New YGC Stock Options issued in exchange for the Queenstake Stock Options; and

(B)                                the New YGC Warrants issued in exchange for the Queenstake Warrants, after the Effective Time shall have been conditionally approved for listing on the TSX, subject only to the filing of customary required documents;

(iv)                              YGC shall have obtained any exemption orders required from the applicable Canadian securities authorities to permit the issuance and first resale of the securities of YGC issued pursuant to the Arrangement and the New YGC Shares issuable in respect of the New YGC Stock Options and the New YGC Warrants, after the Effective Time without qualification with or approval of or the filing of any prospectus or similar document with, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any applicable Securities Legislation, or the fulfillment of any other legal requirement in any such jurisdiction, except (A) control block restrictions in Canada; and (B) with respect to Securities Legislation in the United States, (1) affiliate restrictions in the United States; (2) any post-Effective Date notice filings that may be required; (3) restrictions with respect to the exercise of New YGC Stock Options and the New YGC Warrants issued under the Arrangement as set forth in Section 2.10 hereof; and (4) restrictions as set forth in subparagraph (v) of this Section 5.1(f); and

(v)                                 the New YGC Shares to be issued in the United States pursuant to the Arrangement are exempt from registration requirements under Section 3(a)(10) of the U.S. Securities Act and the New YGC Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the U.S. Securities Act (other than as may be prescribed by Rule 144 and Rule 145 under the U.S. Securities Act) and except for the restrictions that may be imposed on securities of YGC distributed in the United States pursuant to the YGC Financing in accordance with applicable Securities Legislation in the United States;

(g)                                 YGC shall have completed the YGC Financing by the sale of YGC Shares, YGC Special Warrants or other securities, and the net proceeds thereof shall be unconditionally available to YGC on or before the Effective Time on the Effective Date;

(h)                                 there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding, of a judicial or administrative nature or otherwise, brought by a Governmental Entity in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, potentially result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Appropriate Regulatory Approvals which have been obtained;

(i)                                     all consents, waivers, permits, orders and approvals of any Governmental Entity (including the Appropriate Regulatory Approvals) and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry of which would constitute a criminal or quasi-criminal offence, or would have a Material Adverse Effect on YGC or Queenstake as the case may be, and in particular the continued listing of the New YGC Shares on the

                                                TSX, shall have been obtained or received on terms that will not have a Material Adverse Effect on either YGC or Queenstake;

(j)                                     there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or other Person, in each case that has a reasonable likelihood of success, (i) seeking to prohibit or restrict the acquisition by YGC or any of its Subsidiaries of any Queenstake Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from Queenstake or YGC any damages that are material in relation to Queenstake and its Subsidiaries or YGC and its Subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by YGC or any of its Subsidiaries of any material portion of the business or assets of Queenstake or its Subsidiaries or to compel YGC or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Queenstake or its Subsidiaries as a result of the Plan of Arrangement, (iii) seeking to impose limitations on the ability of YGC or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Queenstake Shares, including the right to vote the Queenstake Shares purchased by it on all matters properly presented to the Queenstake Shareholders, (iv) seeking to prohibit YGC or any of its Subsidiaries from effectively controlling in any material respect the business or operations of Queenstake and its Subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect on YGC and Queenstake;

(k)                                  there shall not have been exercised, pursuant to Section 3 of the Plan of Arrangement, Dissent Rights by Queenstake Shareholders with respect to Queenstake Shares aggregating more than 5% of the outstanding Queenstake Shares;

(l)                                     there shall not have been exercised, pursuant to Section 3 of the Plan of Arrangement, Dissent Rights by YGC Shareholders with respect to YGC Shares aggregating more than 5% of the outstanding YGC Shares; and

(m)                               this Agreement will not have been terminated pursuant to Section 6 or otherwise.

5.2                                 Additional Conditions Precedent to the Obligations of YGC

The obligations of YGC to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for YGC’s exclusive benefit and may be waived by YGC and any one or more of which, if not satisfied or waived, will relieve YGC of any obligation under this Agreement):

(a)                                  all covenants of Queenstake under this Agreement to be performed on or before the Effective Date shall have been duly performed by Queenstake in all material respects;

(b)                                 Queenstake shall have renegotiated, on terms and conditions acceptable to YGC, the agreement pursuant to which an affiliate of Newmont has agreed to sell concentrates and ore from Newmont’s Nevada operations to Queenstake for processing at Queenstake’s Jerritt Canyon roasting and milling facility;

(c)                                  all representations and warranties of Queenstake under this Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement) and YGC shall have received a certificate of Queenstake addressed to YGC and dated the Effective Date, signed, without personal liability, on behalf of Queenstake by two senior officers of Queenstake, confirming the same as at the Effective Date;

(d)                                 the board of directors of Queenstake shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Queenstake and its Subsidiaries, to permit the consummation of the Arrangement;

(e)                                  the board of directors of Queenstake shall have made and shall not have modified or amended, in a manner adverse to YGC, prior to the Queenstake Meeting its recommendation that Queenstake Shareholders vote in favour of the Arrangement Resolutions;

(f)                                    there shall not be in force or threatened any order or decree of Governmental Entity or other Person that has the effect of ceasing or restricting trading in the Queenstake Shares; and

(g)                                 during the Pre-Effective Date Period, there shall not have occurred a Material Adverse Change to Queenstake.

YGC may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by YGC with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by YGC in complying with its obligations hereunder.

5.3                                 Additional Conditions Precedent to the Obligations of Queenstake

The obligations of Queenstake to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Queenstake and may be waived by Queenstake and any one or more of which, if not satisfied or waived, will relieve Queenstake of any obligation under this Agreement):

(a)                                  all covenants of YGC under this Agreement to be performed on or before the Effective Date shall have been duly performed by YGC in all material respects;

(b)                                 all representations and warranties of YGC under this Agreement qualified as to materially shall be true and correct and those not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement) and Queenstake shall have received a certificate of YGC addressed to Queenstake and dated the Effective Date, signed, without personal liability, on behalf of YGC by two senior officers of YGC, confirming the same as at the Effective Date;

(c)                                  during the Pre-Effective Date Period, there shall not have occurred a Material Adverse Change to YGC;

(d)                                 there shall not be in force or threatened any order or decree of any Governmental Entity or other Person that has the effect of ceasing or restricting trading in the YGC Shares or the New YGC Shares;

(e)                                  the board of directors of YGC shall have made and shall not have modified or amended in any manner adverse to Queenstake, prior to the YGC Meeting its recommendation that YGC Shareholders vote in favour of the Arrangement Resolutions; and

(f)                                    the board of directors of YGC shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by YGC to permit the consummation of the Arrangement, including the issue of New YGC Shares and other securities and payment of cash, if any, pursuant to the Arrangement.

Queenstake may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Queenstake with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Queenstake in complying with its obligations hereunder.

5.4                                 Notice and Cure Provisions

YGC and Queenstake will give prompt notice to the other of the occurrence, or failure to occur, at any time during the Pre-Effective Date Period, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)                                  cause any of the representations or warranties of the other party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(b)                                 result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

Neither YGC nor Queenstake may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Final Order, YGC or Queenstake, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which YGC or Queenstake, as the case may be, are asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be.  If any such notice is delivered, provided that YGC or Queenstake, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement as a result thereof until the later of the Termination Date and the expiration of a period of 30 days from such notice.  If such notice has been delivered prior to the date of the YGC Meeting and the Queenstake Meeting, such meeting shall, unless otherwise agreed by the parties, be postponed until the expiry of such period.  If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Final Order with the Registrar, such application and such filing shall be postponed until the expiry of such period.  For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such cured matter.  In the event the Effective Date is delayed, postponed or enjoined as a result of a claim, action, proceeding or investigation arising from the failure or alleged failure to comply with Law in connection with the Arrangement, the Effective Date shall be extended for such further reasonable period not to exceed 90 days as may be necessary to remedy such failure or alleged failure and the Parties shall use their best efforts to remedy such failure or alleged failure.

5.5                                 Satisfaction of Conditions

The conditions precedent set out in Sections 5.1, 5.2, and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of YGC and Queenstake, a copy of the Final Order is filed with the Registrar.

6.                                      AMENDMENT AND TERMINATION

6.1                                 Amendment

This Agreement may, at any time and from time to time before or after the holding of the YGC Meeting and the Queenstake Meeting but not later than the Effective Date, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a)                                  change the time for performance of any of the obligations or acts of the parties;

(b)                                 waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)                                 waive compliance with or modify any conditions precedent herein contained,

provided that, notwithstanding the foregoing, the terms of this Agreement and the Plan of Arrangement shall not be amended in a manner materially prejudicial to the YGC Shareholders or the Queenstake Shareholders without the approval of the YGC Shareholders and the Queenstake Shareholders, respectively, given in the same manner as required for the approval of the Arrangement.

6.2                                 Mutual Understanding Regarding Amendments

(a)                                  During the Pre-Effective Date Period the parties will use their respective reasonable efforts to minimize present and future taxes payable for the YGC Shareholders and the Queenstake Shareholders, and for YGC and for Queenstake, as and to the extent that the same shall not prejudice any party or its securityholders. The parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way; and

(b)                                 The parties agree that if YGC or Queenstake, as the case may be, proposes any amendment or amendments to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its shareholders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with YGC or Queenstake, as the case may be, so that such amendment can be effected subject to applicable Law and the rights of the securityholders.

6.3                                 Termination

(a)                                  If any condition contained in Section 5.1 is not satisfied on or before the dates noted herein or as otherwise applicable to the satisfaction of either party, then such party may, subject to Section 5.4, by notice to the other party terminate this Agreement and the obligations of the parties hereunder;

(b)                                 If any condition contained in Section 5.2 is not satisfied on or before the dates noted herein or as otherwise applicable to the satisfaction of YGC, then YGC may, subject to Section 5.4, by notice to Queenstake terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided including Section 6.4) but without detracting from the rights of YGC arising from any breach by Queenstake but for which the condition would have been satisfied;

(c)                                  If any condition contained in Section 5.3 is not satisfied at or before the dates noted herein or as otherwise applicable to the satisfaction of Queenstake, then Queenstake may, subject to Section 5.4, by notice to YGC terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided including Section 6.4) but without detracting from the rights of Queenstake arising from any breach by YGC but for which the condition would have been satisfied;

(d)                                 This Agreement may be terminated:

(i)                                     by the mutual agreement of Queenstake and YGC (without any action on the part of the YGC Shareholders or the Queenstake Shareholders);

(ii)                                  by either YGC or Queenstake, if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(iii)                               by YGC or Queenstake if the approval of the YGC Shareholders or the Queenstake Shareholders shall not have been obtained by reason of the failure to obtain the required vote on either of the Arrangement Resolutions at the YGC Meeting or the Queenstake Meeting;

(iv)                              by YGC if (A) the board of directors of Queenstake shall have failed to recommend or withdrawn or modified or changed in a manner adverse to YGC its approval or recommendation of the Arrangement or the Queenstake Special Resolution or (B) the board of directors of Queenstake shall have approved or recommended an Acquisition Proposal, subject to the payment of any fee required to be paid pursuant to Section 6.4;

(v)                                 by YGC in order to enter into a definitive agreement with respect to a Superior Offer, subject to compliance with Section 4.14 and the payment of any fee required to be paid pursuant to Section 6.4;

(vi)                              by Queenstake if (A) the board of directors of YGC shall have failed to recommend or withdrawn or modified or changed in a manner adverse to Queenstake its approval or recommendation of the Arrangement or the YGC Special Resolution or (B) the board of directors of YGC shall have approved or recommended an Acquisition Proposal, subject to the payment of any fee required to be paid pursuant to Section 6.4; or

(vii)                           by Queenstake in order to enter into a definitive agreement with respect to a Superior Offer, subject to compliance with Section 4.14 and the payment of any fee required to be paid pursuant to Section 6.4;

in each case, prior to the Effective Date;

(e)                                  If the Effective Date does not occur on or prior to the Termination Date, then subject to the provisions of Section 5.4 this Agreement shall terminate; and

(f)                                    If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.3, no party shall have any further liability to perform its obligations hereunder except as provided in Sections 6.4 and 7.9 and as otherwise contemplated hereby, and provided that, subject to Section 6.4, neither the termination of this Agreement nor anything contained in this Section 6.3 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.4                                 Break Fee

YGC and Queenstake recognize and acknowledge that each will, by reason of this Agreement, incur substantial out-of-pocket costs and forego other investment opportunities, and that it would be impracticable or extremely difficult to calculate these costs, benefits and damages.  As such, YGC and Queenstake hereby agree that if this Agreement is terminated:

(a)                                  pursuant to Sections 6.3(a) or (b) (as a result of a breach by Queenstake in any material respect of its covenants and representations and warranties contained in this Agreement), 6.3(d)(iv) or 6.3(d)(vii) (each a “Queenstake Triggering Event”), then Queenstake will pay to YGC an amount in cash equal to 5% of the market capitalization of Queenstake, determined as of the close of business on the last business date prior to the date on which the Queenstake Triggering Event occurred; or

(b)                                 pursuant to Sections 6.3(a) or (c) (as a result of a breach by YGC in any material respect of its covenants and representations and warranties contained in this Agreement), 6.3(d)(v) or 6.3(d)(vi) (each a “YGC Triggering Event”), then YGC will pay to Queenstake an amount in cash equal to 5% of the market capitalization of YGC, determined as of the close of business on the last business date prior to the date on which the YGC Triggering Event occurred.

In either situation, such payment (the “Termination Fee”) shall be made by the paying party (the “Paying Party”) in immediately available funds to an account designated by the other party (the “Non-Paying Party”) and must be made concurrently with such termination or failure to proceed.  The Paying Party hereby acknowledges that the Termination Fee is a payment of liquidated damages which are a genuine pre-estimate of the damages which the Non-Paying Party will suffer or incur as a result of the Queenstake Triggering Event or YGC Triggering Event, respectively, giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties.  The Paying Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.  Upon receipt of payment of the Termination Fee by the Non-Paying Party, the Non-Paying Party shall have no further claim against the Paying Party in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude the Non-Paying Party from seeking injunctive relief to restrain any breach or threatened breach by the Paying Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

For certainty, a Termination Fee shall not be payable by a Paying Party upon a termination of this Agreement in the event of a failure by Queenstake to obtain the renegotiated agreement contemplated by Section 4.2(b)(x) of this Agreement or a failure by YGC to obtain the financing contemplated by Section 4.3(b)(xi) of this Agreement, provided that the respective party shall have used its reasonable commercial efforts to fulfill its obligations under the above mentioned provisions of this Agreement.

7.                                      GENERAL PROVISIONS

7.1                                 Public Announcements

YGC and Queenstake agree to use their reasonable commercial efforts to consult with each other as to the general nature of any news releases or public statements with respect to this Agreement or the Arrangement.  Subject to applicable Law, each party shall use its reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof.  The parties agree to issue jointly a news release with respect to this Arrangement as soon as practicable following the execution of this Agreement in an agreed form.  YGC and Queenstake also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

7.2                                 Survival of Representations and Warranties

The representations and warranties of each of YGC and Queenstake contained herein will survive the execution and delivery of this Agreement and will terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

7.3                                 Notices

All notices, requests, demands and other communications hereunder will be deemed to have been duly given and made, if in writing and if served by personal delivery upon the party for whom it is intended or delivered, or if sent by facsimile, upon receipt of confirmation that the transmission has been received, to the Person at the address set forth below, or any other address as may be designated in writing hereafter, in the same manner, by that Person:

(a)                                  if to YGC:

YGC Resources Ltd.
540 - 688 West Hastings Street
Vancouver, British Columbia  V6B 1P1

Attention:  President and Chief Executive Officer

(b)                                 if to Queenstake:

Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, Colorado 80202, USA

Attention:  President and Chief Executive Officer

7.4                                 Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated and the parties hereto will negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under the Agreement.

7.5                                 Assignment

Neither party hereto may assign this Agreement or any of its rights hereunder or under the Arrangement without the prior written consent of the other party, which consent may be withheld without reason.

7.6                                 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.  Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement and agrees not to commence any action, suit or proceeding relating thereto except in such courts.

7.7                                 Binding Effect

This Agreement and the Arrangement will be binding upon and will enure to the benefit of each of the parties hereto and their respective successors and permitted assigns.

7.8                                 Investigation by Parties

No investigation pursuant to this Agreement or otherwise made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant by the other party in or pursuant to this Agreement.

7.9                                 Expenses

(a)                                  The parties agree that all out-of-pocket expenses of the parties relating to the Arrangement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

(b)                                 YGC represents and warrants to Queenstake that no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from YGC or any Subsidiaries of YGC as a result of the completion of the transactions contemplated hereby or by the Arrangement, other than the payment of a fee comprising cash and securities to Pacific International Securities Inc. and Casimir Capital LP, as previously disclosed to Queenstake.

(c)                                  Queenstake represents and warrants to YGC that no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from Queenstake or any Subsidiaries of Queenstake as a result of the completion of the transactions contemplated hereby or by the Arrangement, other than the payment of a cash fee to Blackmont Capital Inc., as previously disclosed to YGC.

7.10                           Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by both parties.  No waiver of any nature, in any one or more instances, will be deemed or construed as a further or continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

7.11                           Mutual Intent

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the parties hereto, both parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the parties hereto have adopted this Agreement as the joint agreement and understanding of the parties hereto, and the language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of construction providing that a provision is to be interpreted in favour of the Person who contracted the obligation and against the Person who stipulated it will be applied against any party hereto.

7.12                           Further Assurances

YGC and Queenstake hereby agree that each will promptly furnish to the other any further documents and take or cause to be taken any further action as may reasonably be required in order to give effect to this Agreement and the Arrangement. The parties hereto each agree to execute and deliver any instruments and documents as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

7.13                           Time of Essence

Time is of the essence of this Agreement.

7.14                           Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be original and all of which taken together will be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Combination Agreement effective as of the 16th day of March, 2007.

YGC RESOURCES LTD.

Per:	/s/ Graham Dickson
Authorized Signatory

QUEENSTAKE RESOURCES LTD.

Per:	/s/ Dorian L. Nicol
Authorized Signatory

SCHEDULE A

APPROPRIATE REGULATORY APPROVALS

1.             Securities Regulatory Authorities

Approval of applicable corporate and securities regulatory authorities (including the TSX and AMEX as applicable) to the acquisition of the Queenstake Shares by YGC and the exchange of securities of YGC for the Queenstake Stock Options and Queenstake Warrants and the issuance and first resale (if applicable, and in all cases subject to compliance with Securities Legislation in Canada and the United States) of the New YGC Shares, New YGC Stock Options and New YGC Warrants to be issued pursuant to the Plan of Arrangement to the former holders of securities of Queenstake and pursuant to the exercise of the New YGC Stock Options and New YGC Warrants issued pursuant to the Plan of Arrangement, after the Effective Time.

A-1

SCHEDULE B

SPECIAL RESOLUTIONS OF THE SHAREHOLDERS OF
QUEENSTAKE RESOURCES LTD.

BE IT RESOLVED THAT:

1.                                       The combination agreement (the “Combination Agreement”) dated March 16, 2007 between YGC Resources Ltd. (“YGC”) and Queenstake Resources Ltd. (“Queenstake”) with such amendments or variations thereto made in accordance with the terms of the Combination Agreement, is hereby ratified, authorized and approved.

2.                                       The arrangement (“Arrangement”) under Section 288 to 299 of the Business Corporations Act (British Columbia) substantially as set forth in the Plan of Arrangement attached as Schedule D to the Combination Agreement and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

3.                                       Notwithstanding that this resolution has been duly passed and/or has received the approval of the Supreme Court of British Columbia, the board of directors of Queenstake may, without further notice to or approval of the holders of Queenstake securities or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Combination Agreement or the Plan of Arrangement or revoke this resolution at any time prior to giving effect to the Arrangement.

4.                                       Any director or officer of Queenstake is hereby authorized, for and on behalf of Queenstake, to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

B-1

SCHEDULE C

SPECIAL RESOLUTIONS OF SHAREHOLDERS OF
YGC RESOURCES LTD.

BE IT RESOLVED THAT:

1.                                       The combination agreement (the “Combination Agreement”) dated March 16, 2007 between Queenstake Resources Ltd. (“Queenstake”) and YGC Resources Ltd. (“YGC”) with such amendments or variations thereto made in accordance with the terms of the Combination Agreement, is hereby ratified, authorized and approved.

2.                                       The arrangement (“Arrangement”) under Section 288 to 299 of the Business Corporations Act (British Columbia) substantially as set forth in the Plan of Arrangement attached as Schedule D to the Combination Agreement and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

3.                                       Notwithstanding that this resolution has been duly passed and/or has received the approval of the Supreme Court of British Columbia, the board of directors of YGC may, without further notice to or approval of the holders of YGC securities or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Combination Agreement or the Plan of Arrangement or revoke this resolution at any time prior to giving effect to the Arrangement.

4.                                       Any director or officer of YGC is hereby authorized, for and on behalf of YGC, to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

C-1

SCHEDULE D

YGC RESOURCES LTD. AND QUEENSTAKE RESOURCES LTD.

PLAN OF ARRANGEMENT UNDER SECTIONS 288 TO 299
OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

1.                                      INTERPRETATION

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of those terms will have corresponding meanings:

(a)                                  “Act” means the Business Corporations Act (British Columbia), including all regulations made thereunder, as amended;

(b)                                 “Affiliate” has the meaning attributed to that term in the Securities Act;

(c)                                  “Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory authorities or self-regulatory organizations and the TSX and AMEX, as set out in Schedule A attached to the Combination Agreement;

(d)                                 “Arrangement” means an arrangement under the provisions of Sections 288 to 299 of the Act, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto;

(e)                                  “Arrangement Resolutions” means the Queenstake Special Resolution and the YGC Special Resolution approving the Arrangement in accordance with section 289 of the Act;

(f)                                    “Business Day” means a day which is not a Saturday, Sunday or statutory holiday in British Columbia;

(g)                                 “Combination Agreement” means the agreement dated for reference as of the 16th day of March, 2007 between YGC and Queenstake to which this Plan of Arrangement is attached as Schedule D, as the same may be supplemented or amended from time to time;

(h)                                 “Court” means the Supreme Court of the Province of British Columbia;

(i)                                     “Depositary” means Pacific Corporate Trust Company or such other institution as Queenstake and YGC may select;

(j)                                     “Dissenting Queenstake Shareholders” means a Queenstake Shareholder who duly exercises its Dissent Rights;

(k)                                  “Dissenting YGC Shareholders” means a YGC Shareholder who duly exercises its Dissent Rights;

(l)                                     “Dissent Rights” means the Dissent Rights in respect of the Arrangement pursuant to the Act, as contemplated by the Interim Order and described in Section 3;

(m)                               “Effective Date” means the date upon which a certified copy of the Final Order is filed with the Registrar;

(n)                                 “Effective Time” means 12:01 am. (Pacific Daylight Time) on the Effective Date;

(o)                                 “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of YGC and Queenstake, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of YGC and Queenstake, acting reasonably) on appeal;

(p)                                 “Interim Order” means an order of the Court pursuant to Section 291 of the Act as such order may be amended, supplemented or varied by the Court in respect of the Arrangement providing for, among other things, the calling and holding of the YGC Meeting and the Queenstake Meeting ;

(q)                                 “Joint Circular” means the joint management information circular (including all appendices thereto) of YGC and Queenstake to be prepared and sent with the requisite notices of meeting and proxy forms by YGC for the YGC Meeting and by Queenstake for the Queenstake Meeting;

(r)                                    “Letter of Transmittal” means the letter of transmittal delivered to the Queenstake Shareholders in connection with the Arrangement;

(s)                                  “Mailing Date” means the date of the mailing of the Joint Circular to the Queenstake Shareholders and the YGC Shareholders;

(t)                                    “New YGC Shares” means the common shares of YGC to be issued to each Queenstake Shareholder who has not exercised Dissent Rights in accordance with the ratios set out in Section 2.1;

(u)                                 “New YGC Stock Options” means options to purchase New YGC Shares which are to be issued in exchange for Queenstake Stock Options;

(v)                                 “New YGC Stock Option Plan” means the new stock option plan of YGC to be approved at the YGC Meeting and the Queenstake Meeting;

(w)                               “New YGC Warrants” means warrants to purchase New YGC Shares which are to be issued in exchange for Queenstake Warrants;

(x)                                   “Notice of Dissent” means a notice given in respect of the Dissent Rights as contemplated in the Interim Order and as described in Section 3;

(y)                                 “Plan of Arrangement”, “hereof’, “herein”, “hereunder” and similar expressions means this plan of arrangement, including the appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof, the Combination Agreement or made at the direction of the Court in the Final Order;

(z)                                   “Queenstake” means Queenstake Resources Ltd., a corporation continued under the laws of the Province of British Columbia;

(aa)                            “Queenstake Shareholder” means a registered holder of Queenstake Shares or any person who surrenders to the Depositary certificates representing such Queenstake Shares duly endorsed for transfer to such person in accordance with a Letter of Transmittal;

(bb)                          “Queenstake Meeting” means the annual and special meeting of the Queenstake Shareholders (including any adjourned or postponed meeting) to be held for the purpose of considering and, if deemed advisable, approving the Queenstake Special Resolution;

(cc)                            “Queenstake Shareholders” means the holders of Queenstake Shares set out from time to time in the register maintained by or on behalf of Queenstake in respect of Queenstake Shares;

(dd)                          “Queenstake Shares” means the common shares in the capital of Queenstake;

(ee)                            “Queenstake Special Resolution” means the special resolution of the Queenstake Shareholders approving the Arrangement by a majority of at least two thirds of the Queenstake Shares voted at the Queenstake Meeting in accordance with Section 289 of the Act as contemplated in Section 2.2 hereof, such special resolution to be substantially in the form set out in Schedule B to the Combination Agreement;

(ff)                                “Queenstake Stock Options” means the rights (whether or not vested) to purchase Queenstake Shares which are from time to time outstanding under the Queenstake Stock Option Plan;

(gg)                          “Queenstake Stock Option Plan” means the stock option plan of Queenstake dated March 1995, as subsequently amended and as constituted as of the date hereof pursuant to which participants are granted Queenstake Stock Options;

(hh)                          “Queenstake Warrants” means the outstanding warrants to purchase Queenstake Shares issued by Queenstake and currently outstanding;

(ii)                                  “Registrar” has the meaning attributed to that term under the Act;

(jj)                                  “YGC” means YGC Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia;

(kk)                            “YGC Financing” means the financing to be conducted by YGC to raise minimum net proceeds to YGC of $80,000,000 as a condition precedent to completion of the Arrangement as described in Section 5.1(g) of the Combination Agreement;

(ll)                                  “YGC Meeting” means the annual and special meeting of the YGC Shareholders (including any adjourned or postponed meeting) to be held for the purpose of considering and, if deemed advisable, approving the YGC Special Resolution, and the transactions contemplated thereby;

(mm)                      “YGC Stock Options” means the outstanding options to purchase YGC Shares issued pursuant to the YGC Stock Option Plan;

(nn)                          “YGC Shareholder” means a registered holder of YGC Shares or any person who surrenders to the Depositary certificates representing such YGC Shares duly endorsed for transfer to such person in accordance with a Letter of Transmittal;

(oo)                          “YGC Shareholders” means the holders of YGC Shares set out from time to time in the register maintained by or on behalf of YGC in respect of YGC Shares;

(pp)                          “YGC Shares” means common shares in the capital of YGC as constituted on the date hereof;

(qq)                          “YGC Special Resolution” means the special resolution of the YGC Shareholders approving the Arrangement by a majority of at least two thirds of the YGC Shares voted at the YGC Meeting in accordance with Section 289 of the Act as contemplated in Section 2.2 hereof, such special resolution to be substantially in the form as set out in Schedule C to the Combination Agreement;

(rr)                                “YGC Stock Option Plan” means the stock option plan of YGC as approved by the YGC Shareholders on May 19, 2005 and as constituted as of the date hereof pursuant to which participants are granted YGC Stock Options;

(ss)                            “YGC Special Warrants” means the special warrants, subscription receipts or other similar securities which it is anticipated will be issued by YGC pursuant to the YGC Financing; and

(tt)                                “YGC Warrants” means the outstanding warrants to purchase YGC Shares issued by YGC and currently outstanding.

1.2                                 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless otherwise indicated, all references to a “Section” followed by a number and/or a letter refer to the specified Section of this Plan of Arrangement.

1.3                                 Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.

1.4                                 Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                                 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letters of Transmittal are Pacific Daylight Time unless otherwise stipulated herein or therein.

1.6                                 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

2.                                      ARRANGEMENT

2.1                                 Binding Effect

The Arrangement shall be effective as of, and be binding at and after, the Effective Time on YGC, Queenstake and all holders and beneficial holders of Queenstake Shares, Queenstake Stock Options and Queenstake Warrants.

2.2                                 The Arrangement

At the Effective Time, the following shall occur and shall be deemed to have occurred in the following order without any further act or formality:

(a)                                  YGC will change its name to Yukon-Nevada Gold Corp., or such other name as may be approved by the directors of YGC and Queenstake acting reasonably, subject to Appropriate Regulatory Approval;

(b)                                 each Queenstake Share, other than Queenstake Shares held by Queenstake Shareholders who have validly exercised Dissent Rights, will be deemed to be transferred to YGC and, subject to Section 4.2 each such Queenstake Shareholder will receive one New YGC Share for every ten Queenstake Shares held;

(c)                                  each Queenstake Option, to the extent that it has not been exercised, shall subject to Section 4.2, be transferred to YGC in exchange for a New YGC Option to purchase that number of New YGC Shares determined by dividing the number of Queenstake Shares subject to each such Queenstake Option by ten at an exercise price per New YGC Share equal to the exercise price per Queenstake Share of each such Queenstake Option multiplied by ten, with a term to expiry equivalent to the Queenstake Option.  If the foregoing calculation results in the option being exercisable for a fraction of a New YGC Share, then the number of New YGC Shares subject to such option shall be rounded down to the nearest whole number of shares and the aggregate exercise price for the option will be reduced by the exercise price for one New YGC Share multiplied by the fractional entitlement. All options issued by YGC on such exchange shall be governed by the New YGC Stock Option Plan;

(d)                                 each Queenstake Warrant, to the extent that it has not been exercised, shall subject to Section 4.2, be transferred to YGC in exchange for a New YGC Warrant to purchase that number of New YGC Shares determined by dividing the number of Queenstake Shares subject to each such Queenstake Warrant by ten at an exercise price per New YGC Share equal to the exercise price per Queenstake Share of each such Queenstake Warrant multiplied by ten, with a term to expiry equivalent to the Queenstake Warrant.  If the foregoing calculation results in the warrant being exercisable for a fraction of a New YGC Share, then the number of New YGC Shares subject to such warrant shall be rounded down to the nearest whole number of shares and the aggregate exercise price for the warrant will be reduced by the exercise price for one New YGC Share multiplied by the fractional entitlement. All warrants issued by YGC on such exchange shall be governed by the certificates representing such New YGC Warrants;

(e)                                  with respect to each of the Queenstake Shares, Queenstake Stock Options and Queenstake Warrants transferred to YGC pursuant to the Plan of Arrangement, at the Effective Time, without any further act or formality:

(i)                                     the holder thereof shall cease to be the holder of such security and the name of the holder thereof shall be removed from the register of such securities of Queenstake; and

(ii)                                  the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to validly transfer such security to YGC in accordance with the Plan of Arrangement.

(f)                                    the number of directors of YGC will be fixed at ten (10); and

(g)                                 the board of directors of YGC will be comprised of Graham Dickson, John Fox, Neil Steenberg, Robert Chafee, E. Lynn Patterson, Don MacDonald, Peter Holbek, Iain Harris, Dorian Nicol and Peter Bojtos, subject to YGC having received consents to act from each of the foregoing.

2.3                                 Letter of Transmittal

(a)                                  Queenstake shall cause a Letter of Transmittal to be sent to each Queenstake Shareholder and holder of Queenstake Stock Options and Queenstake Warrants concurrent with the mailing of the Joint Circular to the Queenstake Shareholders, on the Mailing Date.

(b)                                 Any deposit of a Letter of Transmittal and accompanying certificates, or other documentation as provided in the Letter of Transmittal, may be made at any of the offices of the Depositary specified in the Letter of Transmittal.

3.                                      RIGHTS OF DISSENT

YGC Shareholders registered as such on the record date of the YGC Meeting may exercise rights of dissent pursuant to and in the manner set out in subsection 238(d) of the Act, provided that the Notice of Dissent duly executed by such YGC Shareholder is received by YGC’s registered and records office 48 hours in advance of the time of the YGC Meeting.  Dissenting YGC Shareholders who are ultimately entitled to be paid fair value for their YGC Shares shall be deemed to have transferred their YGC Shares to YGC for cancellation immediately prior to the Effective Time and in no case shall YGC be required to recognize such Persons as holding YGC Shares at and after the Effective Time, and the names of such YGC Shareholders shall be removed from YGC’s register of shareholders as of the Effective Time.

Queenstake Shareholders registered as such on the record date of the Queenstake Meeting may exercise rights of dissent pursuant to and in the manner set out in subsection 238(d) of the Act, provided that the Notice of Dissent duly executed by such Queenstake Shareholder is received by Queenstake’s registered and records office 48 hours in advance of the time of the Queenstake Meeting.  Dissenting Queenstake Shareholders who are ultimately entitled to be paid fair value for their Queenstake Shares shall be deemed to have transferred their Queenstake Shares to YGC for cancellation immediately prior to the Effective Time and in no case shall Queenstake or YGC be required to recognize such Persons as holding Queenstake Shares at and after the Effective Time, and the names of such Queenstake Shareholders shall be removed from Queenstake’s register of shareholders as of the Effective Time.

Queenstake Shareholders who do not duly exercise their Dissent Rights and are not entitled to be paid fair value for their Queenstake Shares, shall be deemed to have participated in the Arrangement on the same basis as a Queenstake Shareholder who is not a Dissenting Queenstake Shareholder, and

shall be entitled to and shall receive New YGC Shares as provided in Section 2.2(b) of this Plan of Arrangement.

4.                                      CERTIFICATES AND DOCUMENTATION

4.1                                 Entitlement to New YGC Certificates

(a)                                  After the Effective Date, and subject to Section 4.2, Queenstake Shareholders (other than Dissenting Queenstake Shareholders) and the holders of Queenstake Stock Options and Queenstake Warrants will be entitled to receive a certificate or certificates or other documentation representing their New YGC Shares, New YGC Stock Options and New YGC Warrants, as the case may be.

4.2                                 Letter of Transmittal

(a)                                  YGC shall, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing the Queenstake Shares or other documentation as provided in the Letter of Transmittal, cause the Depositary to:

(i)                                     forward or cause to be forwarded by first class mail (postage prepaid) to the Queenstake Shareholder at the address specified in the Letter of Transmittal; or

(ii)                                  if requested by the Queenstake Shareholder in the Queenstake Letter of Transmittal, to make available at the Depositary for pick-up by the Queenstake Shareholder; or

(iii)                               if the Queenstake Letter of Transmittal neither specifies an address nor contains a request as described in (ii), to forward or cause to be forwarded by first class mail (postage prepaid) to the Queenstake Shareholder at the address of such holder as shown on the share register maintained by or on behalf of Queenstake, certificates representing the number of New YGC Shares issuable to such Queenstake Shareholder as determined in accordance with the provisions in Section 2.2(b).

(b)                                 YGC shall have provided the Depositary with sufficient certificates representing New YGC Shares to satisfy its obligations pursuant to Section 4.2(a).

(c)                                  Each Queenstake Shareholder entitled in accordance with Section 2 to receive New YGC Shares shall be deemed to be the registered holder for all purposes as of the Effective Time of the number of New YGC Shares to which such Queenstake Shareholder is entitled. All dividends paid or other distributions made on or after the Effective Time on or in respect of any New YGC Shares which a Queenstake Shareholder is entitled to receive pursuant to this Plan of Arrangement, but for which a certificate has not yet been delivered to such Queenstake Shareholder in accordance with Section 4.1(a), shall be paid or made to such Queenstake Shareholder when such certificate is delivered to such Queenstake Shareholder in accordance with Section 4.2(a).

(d)                                 Subject to Section 3 and Section 2.2(b), after the Effective Time, any certificate or other documentation formerly representing Queenstake Shares, Queenstake Stock Options and Queenstake Warrants shall represent only the right to receive securities of YGC pursuant to Sections 2.2 and 4.2(a) and any dividends or other distributions to which the

Queenstake Shareholder is entitled under Section 4.2(c), and any such certificate or other documentation formerly representing Queenstake Shares, Queenstake Stock Options or Queenstake Warrants not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions under Section 4.2(c), against YGC or Queenstake by a former Queenstake Shareholder. On such date, all New YGC Shares and other securities and cash to which the former Queenstake Shareholder of such certificates was entitled shall be deemed to have been surrendered to YGC.

4.3                                 Fractional Shares

No fractional shares or cash compensation in lieu thereof will be issued or paid by YGC.

4.4                                 Illegality of Delivery of New YGC Shares

Notwithstanding the foregoing, if it appears to YGC that it would be contrary to applicable law to issue New YGC Shares pursuant to the Arrangement to a person that is not a resident of Canada, the New YGC Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the New YGC Shares by the Depositary on behalf of that person. The New YGC Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the New YGC Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the New YGC Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the New YGC Shares and any amount withheld in respect of Canadian or other taxes) in lieu of the New YGC Shares. The net proceeds will be remitted in the same manner as set forth in this Section 4. None of Queenstake, YGC or the Depositary will be liable for any loss or damages arising out of any such sales.

4.5                                 Lost Certificates

If any certificate which prior to the Effective Time represented outstanding Queenstake Shares which were exchanged pursuant to Section 2.2 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing New YGC Shares deliverable in respect thereof as determined in accordance with Section 2.2. When seeking such certificate and payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing New YGC Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to YGC and its transfer agent, in such sum as YGC may direct or otherwise indemnify YGC and its transfer agent in a manner satisfactory to YGC and its transfer agent against any claim that may be made against YGC or its transfer agent with respect to the certificate alleged to have been lost, stolen or destroyed.

5.                                      AMENDMENT

5.1                                 Amendment of Plan of Arrangement

(a)                                  Queenstake and YGC reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Queenstake Meeting and the YGC Meeting, approved by the Court and communicated to Queenstake Shareholders and the YGC Shareholders in the manner required by the Court (if so required).

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Queenstake or YGC at any time prior to or at the YGC Meeting and the Queenstake Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the YGC Meeting and the Queenstake Meeting, will become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the YGC Meeting and the Queenstake Meeting will be effective only if it is consented to by YGC and Queenstake (acting reasonably).

(d)                                 This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Combination Agreement.

(e)                                  Notwithstanding the foregoing provisions of this Section 5.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Combination Agreement.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF QUEENSTAKE RESOURCES LTD.

Queenstake represents and warrants to and in favour of YGC as follows and acknowledges that YGC is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)                                  Organization

Queenstake is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia, has all requisite corporate power and authority to own or lease and to operate its assets and conduct its business as now owned and conducted by it.  Queenstake is duly registered, licensed or qualified to carry on business, and is in good standing, in each jurisdiction in which the nature of its properties and assets, owned or leased, or the nature of its activities makes a registration, license or qualification necessary, except where the failure to be so registered, licensed or qualified would not have a Material Adverse Effect on Queenstake.  Queenstake is a reporting issuer, or its equivalent, for the purposes of Securities Legislation in each of the Provinces of British Columbia, Ontario, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and the Yukon Territory.

(b)                                 Capitalization

(i)                                     The authorized capital of Queenstake consists of an unlimited number of common shares without par value (“Queenstake Shares”) of which 585,171,068 Queenstake Shares are outstanding as of the date of this Agreement, all of which have been duly authorized, validly issued and are outstanding as fully paid and non-assessable shares.

(ii)                                  Pursuant to the Queenstake Stock Option Plan, up to 30,000,000 Queenstake Shares may be issued, of which options to purchase a total of 16,477,500 Queenstake Shares have been granted and are outstanding as of the date of this Agreement.

(iii)                               As at the date of this Agreement, an aggregate of 84,462,195 Queenstake Shares may be issued upon the exercise of outstanding warrants to acquire Queenstake Shares.

(iv)                              As at the date of this Agreement, an aggregate of 36,866,360 Queenstake Shares may be issued upon conversion of the US$8,000,000 convertible secured promissory note issued to Auramet Trading LLC (“Auramet”).

The outstanding Queenstake Shares are listed and posted for trading on the TSX and AMEX.  Except as otherwise described in subparagraphs (i) to (iii) of this paragraph (b), and other than the US$8,000,000 principal amount convertible secured promissory note issued to Auramet, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Queenstake to issue or sell any shares of Queenstake or any Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of

Queenstake or any of its Subsidiaries, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the value or market price of the Queenstake Shares or the book value, income or any other attribute of Queenstake or any Subsidiaries.  Except as set forth in the Queenstake Disclosure Documents and paragraph (n) of this Schedule E, and except for 658,824 Queenstake Shares issued to Auramet there have been no Queenstake Shares issued or purchased for cancellation since December 31, 2006.  Other than the US$8,000,000 principal amount convertible secured promissory note issued to Auramet, there are no outstanding preferred shares or bonds, debentures or other evidences of indebtedness of Queenstake having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Queenstake Shares on any matter.  Except as set forth in the Queenstake Disclosure Documents, there are no outstanding contractual obligations of Queenstake to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of Queenstake or its Subsidiaries.

(c)                                  Subsidiaries

Queenstake has two wholly-owned Subsidiaries, Castle Exploration Inc. (“Castle”), a corporation incorporated under the laws of Colorado and Queenstake Resources U.S.A., Inc. (“Queenstake USA”), a corporation incorporated under the laws of Delaware.  Queenstake owns 100% of the voting shares of Castle and Queenstake USA.  Castle is an inactive Subsidiary of Queenstake.  All of the outstanding shares and other ownership interests in such Subsidiaries have been duly authorized, validly issued and are fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by Queenstake, free and clear of all material Liens, other than Permitted Liens, and restrictions on transfers contained in constating documents; except as aforesaid there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares or other ownership interests in any of such Subsidiaries.  Neither Queenstake nor its Subsidiaries have any material interest, direct or indirect, in any other Person.

(d)                                 Compliance with Laws

To Queenstake’s knowledge, Queenstake and Queenstake USA, at the date hereof, are in compliance with all applicable Laws, including Securities Legislation, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on Queenstake.  Queenstake and Queenstake USA own, possess, or have obtained and are in compliance with, all licences, permits, franchises, certificates, orders, grants, approvals and other authorizations of or from any Governmental Entity necessary to conduct their businesses as now conducted or as proposed to be conducted except for such failure as would individually or in the aggregate not have a Material Adverse Effect on Queenstake.

(e)                                  Restrictions on Business Activities

Except as disclosed in the Queenstake Disclosure Documents, there is no agreement, judgment, injunction, order or decree binding upon Queenstake or Queenstake USA that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business activity of Queenstake or Queenstake USA, any acquisition of property by Queenstake or Queenstake USA or the conduct of business by

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Queenstake or Queenstake USA as currently conducted, other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on Queenstake or Queenstake USA.

(f)                                    Employment Matters

(i)                                     Except as set out in Appendix I to this Schedule E, Queenstake and Queenstake USA are not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer.

(ii)                                  Neither Queenstake nor Queenstake USA is a party to any collective bargaining agreement nor subject to any application for certification or, to the knowledge of Queenstake or Queenstake USA, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current or, to the knowledge of Queenstake or Queenstake USA, pending or threatened strikes or lockouts at any of the operations of Queenstake or Queenstake USA that would, individually or in the aggregate, have a Material Adverse Effect on Queenstake or Queenstake USA.

(iii)                               Neither Queenstake nor Queenstake USA is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of Queenstake or Queenstake USA, pending or threatened, or any litigation, actual or, to the knowledge of Queenstake or Queenstake USA, pending or threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation as would, individually or in the aggregate, not have a Material Adverse Effect on Queenstake or Queenstake USA.

(iv)                              Queenstake and Queenstake USA have operated in accordance with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, or, to the knowledge of Queenstake, pending or threatened proceedings before any board or tribunal with respect to any of the above areas, other than where the failure to so operate or such proceedings, individually or in the aggregate, would not have a Material Adverse Effect on Queenstake or Queenstake USA.

(v)                                 All accruals for premiums and assessments for unemployment insurance premiums, workers’ compensation premiums, health premiums, Canada Pension Plan contributions, 401(k) contributions, medical and dental benefit plans, accrued wages, salaries and commissions and other employee benefit plan payments have been reflected in the books and records of Queenstake.

(g)                                 Authority Relative to this Agreement

Queenstake has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Queenstake and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Queenstake and

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no other corporate proceedings on the part of Queenstake are necessary to authorize this Agreement and the transactions contemplated hereby except shareholder approval of the Queenstake Special Resolution.  This Agreement has been duly executed and delivered by Queenstake and constitutes a valid and binding obligation of Queenstake, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws relating to or affecting creditors’ rights generally and to general principles of equity.  The execution and delivery by Queenstake of this Agreement and the performance by it of its obligations hereunder including completion of the transactions contemplated by the Plan of Arrangement do not and will not:

(i)                                     result in a violation, breach or termination of any provision of:

(A)                              its Articles or Notice of Articles;

(B)                                any Law, subject to obtaining the Appropriate Regulatory Approvals and shareholder approval; or

(C)                                any Material Agreement by which it or Queenstake USA is bound;

(ii)                                  except as set out in Appendix I to this Schedule E, (A) give rise to any right of termination of any Material Agreement to which Queenstake or Queenstake USA is a party, (B) accelerate the repayment of indebtedness, or cause any indebtedness to come due before its stated maturity, (C) result in the cancellation, suspension or alteration in the terms of any material license, permit or authority held by Queenstake or Queenstake USA, (D) give rise to any rights of first refusal, or trigger any provision of any Material Agreement to which Queenstake or Queenstake USA is a party relating to either (i) a change in control or influence, or (ii) any restriction or limitation under any Material Agreement to which Queenstake or Queenstake USA is a party, or (E) otherwise have a Material Adverse Effect on Queenstake or Queenstake USA;

(iii)                               result in the imposition of any Lien upon any of its assets or those of Queenstake USA; or

(iv)                              except as set out in Appendix I to this Schedule E, result in any payment (including severance, unemployment, compensation, golden parachute, bonus or otherwise) becoming due to any director, employee or independent contractor of Queenstake or increase any benefits payable under any of Queenstake’s benefit plans or result in the acceleration of time of payment or vesting of any benefits, other than the time of exercise of stock options.

Other than the Appropriate Regulatory Approvals, and except for the filing of appropriate notices, applications and other documents with the TSX and AMEX, or as required under Securities Legislation, Queenstake is not under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licences, certifications, authorizations or approvals of, or notifications to, any Governmental Entity are required to be obtained by Queenstake:  (i) in connection with the execution or delivery by Queenstake of this Agreement or the performance by it of its obligations hereunder or the completion of any of the transactions contemplated herein or contemplated in the Plan of Arrangement, (ii) to avoid the loss of any licence, permit, authority or other authorization

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or (iii) in order that the authority of Queenstake to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Plan of Arrangement.

(h)                                 No Defaults

Subject to obtaining the Appropriate Regulatory Approvals relating to Queenstake, neither Queenstake nor Queenstake USA is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or permit to which it is a party or by which it is bound which would, if terminated due to such default, cause a Material Adverse Effect on Queenstake.

(i)                                     Board Matters and Fairness Opinion

The board of directors of Queenstake has:

(i)                                     determined unanimously that, as of the date of this Agreement, the Arrangement is fair to the Queenstake Shareholders and is in the best interests of Queenstake;

(ii)                                  received advice from Blackmont Capital Inc. that, as of the date of this Agreement, the exchange ratio of the New YGC Shares to be issued for the YGC Shares and the Queenstake Shares pursuant to the Arrangement is fair, from a financial point of view, to the Queenstake Shareholders; and

(iii)                               determined unanimously, as of the date of this Agreement, to recommend that the Queenstake Shareholders vote in favour of the Queenstake Special Resolution.

(j)                                     Disclosure Documents; Material Information

Each of the Queenstake Disclosure Documents was, as of the date of filing, in compliance in all material respects with all applicable requirements under Securities Legislation and none of the Queenstake Disclosure Documents, as of their respective filing dates, contained any Misrepresentation.  Since January 1, 2006, Queenstake has filed all documents required to be filed by it pursuant to applicable Securities Legislation.  Queenstake has no knowledge of any material information, which has not been generally disclosed in accordance with its obligation to do so under the provisions of applicable Securities Legislation.

(k)                                  Financial Statements

The Queenstake Financial Statements and, subject to the absence of complete notes and to normal year-end adjustments that would be made in the ordinary course of an audit and that would not be material, the interim unaudited financial statements of Queenstake for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006:

(i)                                     have been prepared in accordance with GAAP applied on a basis consistent with the preceding fiscal period;

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(ii)                                  present fairly, in all material respects, the assets, liabilities and financial condition of Queenstake as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended;

(iii)                               are consistent with the books and records of Queenstake;

(iv)                              contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of Queenstake for the periods covered thereby;

(v)                                 contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Queenstake; and

(vi)                              have been prepared in accordance with applicable Securities Legislation.

Except as reflected in the Queenstake Financial Statements and the Queenstake Disclosure Documents, Queenstake does not have any liabilities or obligations of any nature (absolute, accrued, unaccrued, contingent or otherwise) other than those incurred in the ordinary course of business or those which would not have a Material Adverse Effect on Queenstake.

(l)                                     Books and Records

The books, records and accounts of Queenstake, in all material respects, (i) have been maintained in accordance with good business practices and on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the acquisitions  and dispositions of the assets of Queenstake and (iii) accurately and fairly reflect the basis for the Queenstake Financial Statements.  Queenstake has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for the assets of Queenstake and its Subsidiaries.

(m)                               Tax Matters

Except as disclosed in the Queenstake Disclosure Documents:

(i)                                     Queenstake and Queenstake USA have prepared in a true, correct and complete manner, and duly and timely filed or caused to be filed, all Tax Returns, required to be filed by it (except if not yet due), have paid or caused to be paid all material Taxes which are due and payable in all material respects and has made adequate provision in the Queenstake Financial Statements for the payment of all material Taxes are due and payable for periods ended on or before December 31, 2005.  With respect to any period commencing after December 31, 2005, no liability for Taxes has arisen for Queenstake and Queenstake USA, except for Taxes arising in the ordinary course of its business;

(ii)                                  Queenstake and Queenstake USA have made adequate and timely instalments on account of material Taxes for each period ending on or prior to the date hereof to the extent required by applicable Law;

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(iii)                               Queenstake and Queenstake USA have in all material respects withheld from payments made to its past or present employees, officers and directors, and to non-residents, the required amount in respect of Taxes and other deductions to be withheld therefrom, and has remitted any material amounts so withheld to the applicable Governmental Entity within the required time periods under the applicable legislation;

(iv)                              Queenstake and Queenstake USA have collected all material Taxes that it was required to collect and, as of the date hereof, all material Taxes (including in the nature of payroll or sales taxes) have been remitted to the applicable Governmental Entity within the required time period;

(v)                                 Queenstake and Queenstake USA have not received any material refund of Taxes or any material credit against Taxes from any relevant Governmental Entity to which it was not entitled and which has not been returned to any relevant Governmental Entity;

(vi)                              all Tax Returns of Queenstake and Queenstake USA have been filed for all periods through and including the financial year ended December 31, 2005, and there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, election or designation or the payment of any Taxes in respect of any financial year for which an assessment has not been issued;

(vii)                           there is not now any Claim concerning any material Tax liability of Queenstake either:  (i) claimed or raised by any Governmental Entity in writing; or (ii) as to which Queenstake has knowledge;

(viii)                        neither Queenstake nor Queenstake USA has not entered into any Tax allocation, Tax indemnification or Tax sharing agreement in the past seven years;

(ix)                                to Queenstake’s knowledge, neither Queenstake nor Queenstake USA does not have any liability for the Taxes of any other Person under any applicable Tax Law as a transferee or successor, by contract, operation of Law or otherwise; and

(x)                                   Queenstake is a “Canadian corporation” and a “taxable Canadian corporation” as such terms are defined in subsection 89(1) of the Tax Act.

(n)                                 Absence of Changes

Except for the transactions contemplated hereby or any change, condition, event or circumstance disclosed in the Queenstake Disclosure Documents or, as reserved against in the Queenstake Financial Statements:  (A) Queenstake has not been subject to any Material Adverse Change since December 31, 2005; and (B) since such date, Queenstake has conducted its business only in the ordinary and regular course of its business consistent with past practice and there has not occurred:

(i)                                     any issuance or sale of any Queenstake Shares or other shares, options, warrants or securities of any type except as disclosed in the Queenstake Disclosure Documents and other than the issuance to Auramet of 658,824 Queenstake Shares, common share purchase warrants that entitle Auramet to purchase up to

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                                                10,000,000 Queenstake Shares, and the US$8,000,000 principal amount convertible secured promissory note that entitles Auramet, upon conversion of such note in full, to an aggregate of 36,866,360 Queenstake Shares;

(ii)                                  any amendment or proposal to amend its Articles or Notice of Articles;

(iii)                               any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of its outstanding shares, declaration of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

(iv)                              any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to Queenstake;

(v)                                 any sale, lease, transfer, mortgage, hypothecation or other disposition of any of its assets or properties, real, personal or mixed, immovable or movable (including securities), that are material, individually or in the aggregate, to Queenstake, other than pursuant to the terms of the Queenstake Bridge Loan;

(vi)                              any incurrence of indebtedness for money borrowed, or assumption, guarantee (other than indebtedness as between Queenstake and a wholly-owned Subsidiary of Queenstake), endorsement or other liability or responsibility for the obligations of any other Person, or issuance or sale of any debt securities or securities convertible into or exchangeable for debt securities or any issuance or sale of options or other rights to acquire debt securities or any securities convertible into or exchangeable for any debt securities other than in the ordinary course of business consistent with past practice and other than the Queenstake Bridge Loan;

(vii)                           any creation or assumption of any mortgage, pledge, hypothec, security interest or Lien or other encumbrance on any asset or property other than pursuant to the Queenstake Bridge Loan;

(viii)                        except as set out in Appendix I to this Schedule E, any grant to any officer or director of Queenstake, of any compensation or any increase in compensation or in severance or termination pay, or entry into new, or amendments of existing, agreements respecting employment (including bonuses, pensions, insurance, benefits, and the granting of stock options, restricted stock awards, or stock appreciation rights) with any officer or director of Queenstake, except as required under employment or termination agreements in effect on the date hereof or as may be required by Law or in the ordinary course of its business, consistent with past practice;

(ix)                                except as set out in Appendix I to this Schedule E, in the case of employees who are not officers or directors, any taking of any action which is unusual with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable;

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(x)                                   except as set out in Appendix I to this Schedule E, any adoption of or amendment to any bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

(xi)                                any making of any loan, advance or capital contribution to or investment in any Person, other than loans or advances made in the ordinary course of its business, consistent with past practice;

(xii)                             except as set out in Appendix I to this Schedule E, any entering into, amendment of, relinquishment, termination or non-renewal by it of any Material Agreement to which Queenstake is a party, other than in the ordinary course of its business consistent with past practice;

(xiii)                          any change in its accounting methods, principles or practices unless required by GAAP;

(xiv)                         any revaluation by Queenstake or Queenstake USA of any material asset including any writing down of the value of property, assets or inventory or writing off of notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(xv)                            any damage, destruction or loss, whether or not covered by insurance, that could reasonably be expected to have a Material Adverse Effect on Queenstake, except for the evaporation pond, constructed under mandate from the Nevada Department of Environmental Protection, the costs of which Queenstake is currently attempting to recover from AIG in the amount of US$9.7 million; or

(xvi)                         any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement untrue or incorrect as of the date when made.

(o)                                 Contracts and Commitments

Except as disclosed in this Agreement or, in the Queenstake Disclosure Documents, all Material Agreements to which Queenstake or Queenstake USA is a party or by which it is bound:  (i)  are valid, binding, in good standing, in full force and effect in all material respects and enforceable by Queenstake in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement or any of the transactions contemplated thereby.

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(p)                                 Compliance

Except as disclosed in this Agreement or in the Queenstake Disclosure Documents, Queenstake or Queenstake USA is not in conflict with, or in default (including cross-defaults) or violation of:

(i)                                     its Notice of Articles or Articles;

(ii)                                  to its knowledge, at the date hereof, any Law, licence, concession or permit applicable to it or by which its properties or leasehold interests are bound or affected, which conflict, default or violation, in any case, has or may have a Material Adverse Effect on Queenstake or Queenstake USA or could impede the completion of the Arrangement or the other transactions contemplated in this Agreement; or

(iii)                               the provisions of any Material Agreement to which Queenstake or Queenstake USA is a party which conflict, default or violation, in any case, could have a Material Adverse Effect on Queenstake or Queenstake USA or could impede the completion of the Arrangement or the other transactions contemplated in this Agreement.

(q)                                 Claims

Except as disclosed in the Queenstake Disclosure Documents, there are no Claims existing, or, to the knowledge of Queenstake, pending or threatened in writing against or involving Queenstake or Queenstake USA or its business, assets or properties which would reasonably be expected to have a Material Adverse Effect on Queenstake or Queenstake USA, including any material liability or obligation relating to the condition of the past and current exploration work, operations and physical works, mine reclamation, waste management, environmental impacts or other environmental, health or safety matters of Queenstake or Queenstake USA, except for the amount of US$9.7 million which Queenstake is attempting to recover from AIG as referred to in Section (n)(xv) herein.

(r)                                    Property

Each of Queenstake and Queenstake USA has legal and beneficial, good and marketable title, applying customary standards in the mining industry, to its properties (other than property as to which Queenstake and Queenstake USA is an optionee or a  lessee, in which case it has a valid option or leasehold interest), including all the properties and assets reflected in the balance sheets forming part of the Queenstake Financial Statements, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of its business, in each case subject to no Lien except:

(i)                                     Permitted Liens;

(ii)                                  security and mortgage in favour of Auramet pursuant to the Queenstake Bridge Loan; or

(iii)                               as is disclosed in the Queenstake Disclosure Documents.

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Such properties and assets constitute all the material properties and assets necessary to permit the operation of the business of Queenstake as presently conducted.

(s)                                  Title to Assets

To Queenstake’s knowledge,

(i)                                     neither Queenstake or Queenstake USA, nor any of its predecessors in interest, has done or failed to do any act or thing whereby any of the Queenstake Assets are or will be liable or subject to termination, surrender, forfeiture, cancellation, alienation, reduction, or penalty; and

(ii)                                  except for Permitted Liens and the security and mortgage in favour of Auramet pursuant to the Queenstake Bridge Loan, at the Effective Date the Queenstake Assets will be free and clear of any encumbrance of any kind or character whatsoever created by, through or under Queenstake or any of its predecessors in interest.

(t)                                    No Default Notices

As of the date hereof, Queenstake has not received or delivered any written notices of default or any notice alleging any default of any agreement to which Queenstake or Queenstake USA is a party, which could reasonably be expected to have a Material Adverse Effect on Queenstake.

(u)                                 Mining Practices

To Queenstake’s knowledge:

(i)                                     all operations in respect of its mineral properties have been conducted in all material respects in accordance with all applicable laws and regulations and good mining industry practices; and

(ii)                                  Queenstake has not received any written notice which remains in effect that any of the operations on any of its properties have not been operated in material compliance with all applicable laws and regulations and good mining industry practices, except for such matters that would not reasonably be expected to have a Material Adverse Effect on Queenstake.

(v)                                 Environmental Compliance

Except as disclosed in this Agreement or in the Queenstake Disclosure Documents:

(i)                                     Queenstake and Queenstake USA are in substantial compliance with all applicable Environmental Laws;

(ii)                                  in connection with Environmental Activities, there is no notice of infraction, action, suit or proceeding or, to the knowledge of Queenstake, pending or threatened against, or in any other manner relating adversely to, Queenstake or

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                                                Queenstake USA or its properties in any court or before any arbitrator of any kind or before or by any Governmental Entity, which would reasonably be expected to have a Material Adverse Effect on Queenstake;

(iii)                               all material Environmental Permits, which are necessary under any applicable Environmental Law for the ownership and operation by Queenstake or Queenstake USA of the mineral tenures, assets, mines and other facilities owned or used by Queenstake or Queenstake USA and all of the mineral properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Permits or appeal, or to the knowledge of Queenstake, any pending or threatened legal or administrative proceedings, and there are to the knowledge of Queenstake, no proposals to amend, revoke or replace such material Environmental Permits;

(iv)                              to the knowledge of Queenstake and Queenstake USA, no past or present lessee, owner, occupant, or licensee or other Person other than Queenstake or Queenstake USA has or is, engaged in any Environmental Activity at, upon, under, over, within or with respect to the mineral properties owned, occupied or used by Queenstake or Queenstake USA in violation of any applicable Environmental Law which would lead to the imposition of liability on, or a remediation order against, Queenstake and which would have a Material Adverse Effect on Queenstake or Queenstake USA;

(v)                                 no activities or operations of Queenstake or Queenstake USA are or have been subject to any judicial, administrative or other proceedings alleging a violation of any applicable Environmental Law which would reasonably be expected to have a Material Adverse Effect on Queenstake or Queenstake USA;

(vi)                              except as set out in Appendix I to this Schedule E, to the knowledge of Queenstake, no activities or operations of Queenstake in respect of mineral properties owned, occupied or used by Queenstake are the subject of investigation or written notice from any Governmental Entity requiring remedial action to respond to a Release of any Contaminant;

(vii)                           to the knowledge of Queenstake, neither Queenstake or Queenstake USA has been or is involved in any operations or Environmental Activity in violation of any applicable Environmental Law which activities would lead to the imposition of liability on, or a remediation order against, Queenstake or Queenstake USA which would reasonably be expected to have a Material Adverse Effect on Queenstake;

(viii)                        neither Queenstake or Queenstake USA has filed any written notice or report of a Release of a Contaminant with any Governmental Entity in respect of the mineral properties owned, occupied or used by Queenstake or any part thereof, the consequence of which Release would reasonably be expected to have a Material Adverse Effect on Queenstake; and

(ix)                                to the knowledge of Queenstake, no order, instruction or direction of any Governmental Entity has been issued which required Queenstake or Queenstake USA to carry out any material environmental remediation of the mineral properties owned, occupied or used by Queenstake or Queenstake USA under

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                                                any applicable Environmental Law and Queenstake or Queenstake USA is not subject to any material reclamation obligation or other site restoration obligation under any Environmental Law.

(w)                               Benefit Plans

Except as disclosed in the Queenstake Disclosure Documents, Queenstake has no material employee or contractor benefit plans other than a 401(k) medical/dental benefit plan, underground production contract bonus and paid vacation policy for Queenstake employees.

(x)                                   Registration Rights

No holder of securities issued by Queenstake has any contractual right to compel Queenstake to register or otherwise qualify such securities for public offering in Canada or the United States.

(y)                                 Foreign Private Issuer

As of the date hereof, Queenstake is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

(z)                                   Investment Company Status

Queenstake is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the United States Investment Company Act of 1940, as amended.

(aa)                            Disclosure

There is no fact known to Queenstake which it has not disclosed to YGC in writing or made available for review by YGC as part of its due diligence investigations conducted from time to time which has had or would reasonably be expected to have a Material Adverse Effect on Queenstake or would reasonably be expected to materially impede or adversely affect the completion of the Arrangement or the other transactions contemplated in this Agreement.

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APPENDIX I TO SCHEDULE E

Specific Disclosures to YGC

(f)(i)

Severance Agreements

Dusty Nicol	President & CEO
Eric Edwards	VP Finance, CFO & Corporate Secretary
Wendy Yang	VP Investor Relations
Nigel Bain	General Manager Jerritt Canyon

(g)(ii)(B)

Pursuant to an arrangement between Queenstake and Sierra Pacific Power Corporation (“SPPC”), Queenstake is required to pay to SPPC a deposit of approximately US$2,000,000, payable monthly in instalments. Upon completion of the Arrangement, the amount of the deposit outstanding will accelerate and become payable to SPPC in the approximate amount of US$1,625,000.  SPPC will return the deposit to Queenstake with interest in March 2008 provided that Queenstake is not late in payment of its monthly power bills more than twice during that 12 month period.

(g)(iv)

Severance Agreements

Dusty Nicol	President & CEO
Eric Edwards	VP Finance, CFO & Corporate Secretary
Wendy Yang	VP Investor Relations
Nigel Bain	General Manager Jerritt Canyon
Brent Chamberlain	Human Resources Manager Jerritt Canyon
Blane Wilson	Process Manager Jerritt Canyon
Dave LaCount	Corporate Controller
Sandra Goebel	Senior Paralegal
Stacey Stone	Office Manager
Kaysi Cullimore	Junior Paralegal & Administrative Assistant

2007 Jerritt Canyon Retention Bonus

Wilson, Blane	Process Manager
Chamberlain, Brent	HR Manager
Todd, Robert	Tech. Service Manager
Ward, Mike	Exploration Manager
Eliason, Richard	Chief Mine Geologist
Dyer, Paul	Admin. Manager
Ash, Samuel	General Supervisor
Wherry, Lloyd	Sr. Planner
Conner, Teresa	ERD Manager
Colli, Donald	Manager Resource
Armuth, Michael	Superintendent
Carter, Douglas	General Supervisor
Eudey, Richard	General Supervisor
Gelber, Craig	Sr. Mine Geologist

(n)(viii)

Severance Agreements

Dusty Nicol	President & CEO
Eric Edwards	VP Finance, CFO & Corporate Secretary
Wendy Yang	VP Investor Relations
Nigel Bain	General Manager Jerritt Canyon

Director Consulting Agreements which provide that if any of the following Directors of Queenstake Resources Ltd. is terminated within 90 days of a change of control, the company will engage the Director as a consultant for 12 months and allow the terminated Director to keep the option exercise period open for the term of the consultancy agreement.  The consultancy agreement does not specify any minimum fees or scope of work to be provided to the company for the 12-month period.

Bob Zerga	Chairman
Doris Meyer	Director
Peter Bojtos	Director
John Hick	Director
John Ellis	Director

(n)(ix)

Severance Agreements

Brent Chamberlain	Human Resources Manager Jerritt Canyon
Blane Wilson	Process Manager Jerritt Canyon
Dave LaCount	Corporate Controller
Sandra Goebel	Senior Paralegal
Stacey Stone	Office Manager
Kaysi Cullimore	Junior Paralegal & Administrative Assistant

2007 Jerritt Canyon Retention Bonus

Wilson, Blane	Process Manager
Chamberlain, Brent	HR Manager
Todd, Robert	Tech. Service Manager
Ward, Mike	Exploration Manager
Eliason, Richard	Chief Mine Geologist
Dyer, Paul	Admin. Manager
Ash, Samuel	General Supervisor
Wherry, Lloyd	Sr. Planner
Conner, Teresa	ERD Manager
Colli, Donald	Manager Resource
Armuth, Michael	Superintendent
Carter, Douglas	General Supervisor
Eudey, Richard	General Supervisor
Gelber, Craig	Sr. Mine Geologist

(n)(x)

Severance Agreements

Brent Chamberlain	Human Resources Manager Jerritt Canyon
Blane Wilson	Process Manager Jerritt Canyon
Dave LaCount	Corporate Controller
Sandra Goebel	Senior Paralegal
Stacey Stone	Office Manager

Kaysi Cullimore	Junior Paralegal & Administrative Assistant

2007 Jerritt Canyon Retention Bonus

Wilson, Blane	Process Manager
Chamberlain, Brent	HR Manager
Todd, Robert	Tech. Service Manager
Ward, Mike	Exploration Manager
Eliason, Richard	Chief Mine Geologist
Dyer, Paul	Admin. Manager
Ash, Samuel	General Supervisor
Wherry, Lloyd	Sr. Planner
Conner, Teresa	ERD Manager
Colli, Donald	Manager Resource
Armuth, Michael	Superintendent
Carter, Douglas	General Supervisor
Eudey, Richard	General Supervisor
Gelber, Craig	Sr. Mine Geologist

(n)(xii)

Amendments to the Newmont Ore Sale & Purchase Agreement or other toll milling agreements as mutually agreed with YGC;
Newmont carbon processing agreement

(v)(vi)

Nevada Department of Environmental Protection (“NDEP”) Notices of Alleged Violation (“NOAV”) orders issued February 15, 2007.

SCHEDULE F

REPRESENTATIONS AND WARRANTIES OF YGC RESOURCES LTD.

YGC represents and warrants to and in favour of Queenstake as follows and acknowledges that Queenstake is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)                                  Organization

YGC is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia, has all requisite corporate power and authority to own or lease and to operate its assets and conduct its business as now owned and conducted by it.  YGC is duly registered, licensed or qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its activities makes a registration, license or qualification necessary, except where the failure to be so registered, licensed or qualified would not have a Material Adverse Effect on YGC.  YGC is a reporting issuer, or its equivalent, for the purposes of Securities Legislation in the Provinces of British Columbia, Alberta and Ontario.

(b)                                 Capitalization

(i)                                     The authorized capital of YGC consists of an unlimited number of common shares without par value (“YGC Shares”) of which 61,078,155 YGC Shares are issued and outstanding as of the date of this Agreement, all of which have been duly authorized, validly issued and are outstanding as fully paid and non-assessable shares.

(ii)                                  Pursuant to the YGC Stock Option Plan, a maximum of 10% of the issued and outstanding YGC Shares on the date of grant of stock options under the YGC Stock Option Plan may be issued, of which options to purchase a total of 3,022,000 YGC Shares have been granted and are outstanding as of March 15, 2007.

(iii)                               As of the date of this Agreement, there are 369,482 YGC Agent’s Options outstanding, 173,017 of which entitle the holder to purchase one YGC Share, and 196,465 of which entitle the holder to purchase one YGC Unit.  Each YGC Unit consists of one YGC Share and one half of one YGC Warrant.

(iv)                              As of the date of this Agreement, an aggregate of 7,455,338 YGC Shares may be issued upon the exercise of outstanding warrants to acquire YGC Shares.

The outstanding YGC Shares are listed and posted for trading on the TSX.  Except as described in subparagraphs (i) to (iv) of this paragraph (b), and other than the shareholder rights plan of YGC dated March 28, 2006, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating YGC or its Subsidiaries to issue or sell any shares of

YGC or any of its Subsidiaries or any other securities or obligations of any kind convertible into or exchangeable for any shares of YGC, or its Subsidiaries, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the value or market price of the YGC Shares or the book value, income or any other attribute of YGC or any of its Subsidiaries.  Except as set forth in the YGC Disclosure Documents and paragraph (m) of this Schedule F, there have been no YGC Shares issued or purchased for cancellation since December 31, 2005.  There are no outstanding bonds, debentures or other evidences of indebtedness of YGC or any if its Subsidiaries having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the YGC Shares on any matter.  Except as set forth in the YGC Disclosure Documents, there are no outstanding contractual obligations of YGC or its Subsidiaries to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of YGC or its Subsidiaries.

(c)                                  Subsidiaries

YGC has two wholly owned Subsidiaries, Ketza River Holdings Ltd., a corporation incorporated under the laws of the Yukon Territory and YGC Resources Arizona Inc., a corporation incorporated under the laws of the State of Arizona.  All of the outstanding shares and other ownership interests in such Subsidiaries have been duly authorized, validly issued and are fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by YGC, free and clear of all material Liens, other than Permitted Liens, and restrictions on transfers contained in constating documents; except as aforesaid there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares or other ownership interests in any of such Subsidiaries.  Neither YGC nor its Subsidiaries have any material interest, direct or indirect, in any other Person.

(d)                                 Compliance with Laws

To YGC’s knowledge, YGC and its Subsidiaries are at the date hereof, in compliance with all applicable Laws, including Securities Legislation, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on YGC.  YGC and its Subsidiaries own, possess, or have obtained and are in compliance with, all licences, permits, franchises, certificates, orders, grants, approvals and other authorizations of or from any Governmental Entity necessary to conduct their businesses as now conducted or as proposed to be conducted except for such failure as would individually or in the aggregate not have a Material Adverse Effect on YGC.

(e)                                  Restrictions on Business Activities

Except as disclosed in the YGC Disclosure Documents, there is no agreement, judgment, injunction, order or decree binding upon YGC or its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of YGC or its Subsidiaries, any acquisition of property by YGC or its Subsidiaries or the conduct of business by YGC or its Subsidiaries as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on YGC.

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(f)                                    Employment Matters

(i)                                     Neither YGC nor its Subsidiaries are subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of YGC, pending or threatened, or any litigation, actual or, to the knowledge of YGC, pending or threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation as would, individually or in the aggregate, not have a Material Adverse Effect on YGC.

(ii)                                  Neither YGC nor its Subsidiaries are a party to any collective bargaining agreement nor subject to any application for certification or, to the knowledge of YGC or its Subsidiaries, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current or, to the knowledge of YGC or its Subsidiaries, pending or threatened strikes or lockouts at any of the operations of YGC or its Subsidiaries that would, individually or in the aggregate, have a Material Adverse Effect on YGC or its Subsidiaries.

(iii)                               YGC and its Subsidiaries have operated in accordance with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current or, to the knowledge of YGC, pending or threatened proceedings before any board or tribunal with respect to any of the above areas, other than where the failure to so operate or such proceedings, individually or in the aggregate, would not have a Material Adverse Effect on YGC or its Subsidiaries.

(iv)                              Except as set out in Appendix I to this Schedule F, YGC is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer.

(v)                                 All accruals for premiums and assessments for unemployment insurance premiums, workers’ compensation premiums, health premiums, Canada Pension Plan contributions, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of YGC.

(g)                                 Authority Relative to this Agreement

YGC has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by YGC and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the board of directors of YGC and no other corporate proceedings on the part of YGC are necessary to authorize this Agreement and the transactions contemplated hereby except shareholder approval of the YGC Special Resolution.  This Agreement has been duly executed and delivered by YGC and constitutes a valid and binding obligation of YGC, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws relating to or affecting creditors’ rights generally and

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to general principles of equity.  The execution and delivery by YGC of this Agreement and the performance by it of its obligations hereunder including completion of the transactions contemplated by the Plan of Arrangement, do not and will not:

(i)                                     result in a violation, breach or termination of any provision of:

(A)                              its Articles or Notice of Articles;

(B)                                any Law, subject to obtaining the Appropriate Regulatory Approvals; or

(C)                                any Material Agreement by which it or any of its Subsidiaries is bound;

(ii)                                  (A) give rise to any right of termination of any Material Agreement to which YGC or any of its Subsidiaries is a party, (B) accelerate the repayment of indebtedness, or cause any indebtedness to come due before its stated maturity, (C) result in the cancellation, suspension or alteration in the terms of any material license, permit or authority held by YGC or any of its Subsidiaries, (D) give rise to any rights of first refusal, or trigger any provision of any Material Agreement to which YGC or any of its Subsidiaries is a party relating to either (x) a change in control or influence or (y) any restriction or limitation under any Material Agreement to which YGC or any of its Subsidiaries is a party, or (E) otherwise have a Material Adverse Effect on YGC or any of its Subsidiaries;

(iii)                               result in the imposition of any Lien upon any of its assets or those of its Subsidiaries; or

(iv)                              result in any payment (including severance, unemployment, compensation, golden parachute, bonus or otherwise) becoming due to any director, employee or independent contractor of YGC or increase any benefits payable under any of YGC’s benefit plans or result in the acceleration of time of payment or vesting of any benefits, other than the time of exercise of stock options.

Other than the Appropriate Regulatory Approvals, and except for the filing of appropriate notices, applications and other documents with the TSX, or as required under Securities Legislation, YGC is not under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licences, certifications, authorizations or approvals of, or notifications to, any Governmental Entity are required to be obtained by YGC:  (i) in connection with the execution or delivery by YGC of this Agreement or the performance by it of its obligations hereunder or the completion of any of the transactions contemplated herein or contemplated in the Plan of Arrangement, (ii) to avoid the loss of any licence, permit, authority or other authorization or (iii) in order that the authority of YGC to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Plan of Arrangement.

(h)                                 No Defaults

Subject to obtaining the Appropriate Regulatory Approvals relating to YGC, neither YGC nor its Subsidiaries are in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default

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under, any contract, agreement, license or permit  to which it or its Subsidiary are a party or by which they are bound which would, if terminated due to such default, cause a Material Adverse Effect on YGC.

(i)                                     Board Matters and Fairness Opinion

The board of directors of YGC has:

(i)                                     determined unanimously that, as of the date of this Agreement, the Arrangement is fair to the YGC Shareholders and is in the best interests of YGC;

(ii)                                  received advice from Pacific International Securities Inc. that, as of the date of this Agreement, the exchange ratio of the New YGC Shares to be issued for the YGC Shares and the Queenstake Shares pursuant to the Arrangement is fair, from a financial point of view, to the YGC Shareholders; and

(iii)                               determined unanimously, as of the date of this Agreement, to recommend that the YGC Shareholders vote in favour of the YGC Special Resolution.

(j)                                     Disclosure Documents; Material Information

Each of the YGC Disclosure Documents was, as of the date of filing, in compliance in all material respects with all applicable requirements under Securities Legislation and none of the YGC Disclosure Documents, as of their respective filing dates, contained any Misrepresentation.  Since January 1, 2006, YGC has filed all documents required to be filed by it pursuant to applicable Securities Legislation.  YGC has no knowledge of any material information which has not been generally disclosed in accordance with its obligation to do so under the provisions of applicable Securities Legislation.

(k)                                  Financial Statements

The YGC Financial Statements and, subject to the absence of complete notes and to normal year-end adjustments that would be made in the ordinary course of an audit and that would not be material, the interim unaudited financial statements of YGC for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006:

(i)                                     have been prepared in accordance with GAAP applied on a basis consistent with the preceding fiscal period;

(ii)                                  present fairly, in all material respects, the assets, liabilities and financial condition of YGC as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended;

(iii)                               are consistent with the books and records of YGC;

(iv)                              contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of YGC for the periods covered thereby;

(v)                                 contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of YGC; and

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(vi)                              have been prepared in accordance with applicable Securities Legislation.

Except as reflected in the YGC Financial Statements and the YGC Disclosure Documents, YGC does not have any liabilities or obligations of any nature (absolute, accrued, unaccrued, contingent or otherwise) other than those incurred in the ordinary course of business or those which would not have a Material Adverse Effect on YGC.

(l)                                     Books and Records

The books, records and accounts of YGC and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the acquisitions and dispositions of the assets of YGC and its Subsidiaries and (iii) accurately and fairly reflect the basis for the YGC Financial Statements.  YGC has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for the assets of YGC and its Subsidiaries.

(m)                               Tax Matters

Except as disclosed in the YGC Disclosure Documents:

(i)                                     YGC and its Subsidiaries have prepared in a true, correct and complete manner, and duly and timely filed or caused to be filed, all Tax Returns required to be filed by it (except if not yet due), have paid or caused to be paid, all material Taxes which are due and payable in all material respects, and have made adequate provision in the YGC Financial Statements for the payment of all material Taxes due and payable for periods ending on or before December 31, 2005.  With respect to any period commencing after December 31, 2005, no liability for Taxes has arisen for YGC or its Subsidiaries, except for Taxes arising in the ordinary course of its business;

(ii)                                  YGC and its Subsidiaries have made adequate and timely instalments on account of material Taxes for each period ending on or prior to the date hereof to the extent required by applicable Law;

(iii)                               YGC and its Subsidiaries have in all material respects withheld from payments made to its past or present employees, officers and directors, and to non-residents, the required amount in respect of Taxes and other deductions to be withheld therefrom, and has remitted any material amounts so withheld to the applicable Governmental Entity within the required time periods under the applicable legislation;

(iv)                              YGC and its Subsidiaries have collected all material Taxes that it was required to collect and, as of the date hereof, all material Taxes (including in the nature of payroll or sales taxes) have been remitted to the applicable Governmental Entity within the required time period;

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(v)                                 neither YGC nor its Subsidiaries have received any material refund of Taxes or any material credit against Taxes from any relevant Governmental Entity to which it was not entitled and which has not been returned to any relevant Governmental Entity;

(vi)                              all Tax Returns of YGC and its Subsidiaries have been filed for all periods through and including the financial year ended December 31, 2005, and there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, election or designation or the payment of any Taxes in respect of any financial year for which an assessment has not been issued;

(vii)                           there is not now any Claim concerning any material Tax liability of YGC or any of its Subsidiaries either:  (i) claimed or raised by any Governmental Entity in writing or (ii) as to which YGC has knowledge;

(viii)                        neither YGC nor its Subsidiaries have entered into any Tax allocation, Tax indemnification or Tax sharing agreement in the past seven years;

(ix)                                to YGC’s knowledge, neither YGC nor its Subsidiaries have any liability for the Taxes of any other Person under any applicable Tax Law as a transferee or successor, by contract, operation of Law or otherwise; and

(x)                                   YGC is a “Canadian corporation” and a “taxable Canadian corporation” as such terms are defined in subsection 89(1) of the Tax Act.

(n)                                 Absence of Changes

Except for the transactions contemplated hereby or any change, condition, event or circumstance disclosed in the YGC Disclosure Documents or, as reserved against in the YGC Financial Statements:  (A) YGC has not been subject to any Material Adverse Change since December 31, 2005; and (B) since such date, YGC and its Subsidiaries have conducted its business only in the ordinary and regular course of its business consistent with past practice and there has not occurred:

(i)                                     any issuance or sale of any YGC Shares or other shares, options, warrants or securities of any type other than as disclosed in the YGC Disclosure Documents;

(ii)                                  any amendment or proposal to amend its Notice of Articles or Articles or any amendment of the YGC shareholder rights plan dated March 28, 2006 or redemption or waiver of the application of the rights thereunder;

(iii)                               any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of its outstanding shares, declaration of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

(iv)                              any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership,

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                                                association or other business organization or division thereof, which transaction would be material to YGC;

(v)                                 any sale, lease, transfer, mortgage, hypothecation or other disposition of any of its assets or properties, real, personal or mixed, immovable or movable (including securities), that are material, individually or in the aggregate, to YGC;

(vi)                              any incurrence of indebtedness for money borrowed, or assumption, guarantee (other than indebtedness as between YGC and a wholly-owned Subsidiary of YGC), endorsement or other liability or responsibility for the obligations of any other Person, or issuance or sale of any debt securities or securities convertible into or exchangeable for debt securities or any issuance or sale of options or other rights to acquire debt securities or any securities convertible into or exchangeable for any debt securities;

(vii)                           any creation or assumption of any mortgage, pledge, hypothec, security interest or Lien or other encumbrance on any asset or property;

(viii)                        any grant to any officer or director of YGC or its Subsidiaries, of any compensation or any increase in compensation or in severance or termination pay, or entry into new, or amendments of existing, agreements respecting employment (including bonuses, pensions, insurance, benefits, and the granting of stock options, restricted stock awards, or stock appreciation rights) with any officer or director of YGC or its Subsidiaries, except as required under employment or termination agreements in effect on the date hereof or as may be required by Law or in the ordinary course of its business, consistent with past practice;

(ix)                                in the case of employees who are not officers or directors, any taking of any action which is unreasonable or unusual with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable;

(x)                                   any adoption of or amendment to any bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

(xi)                                any making of any loan, advance or capital contribution to or investment in any Person, other than loans or advances made in the ordinary course of its business, consistent with past practice;

(xii)                             any entering into, amendment of, relinquishment, termination or non-renewal by it of any Material Agreement to which YGC or any of its Subsidiaries is a party, other than in the ordinary course of its business consistent with past practice;

(xiii)                          any change in its accounting methods, principles or practices unless required by GAAP;

(xiv)                         any revaluation by YGC or its Subsidiaries of any material asset including any writing down of the value of property, assets or inventory or writing off of notes

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                                                or accounts receivable other than in the ordinary course of business consistent with past practice;

(xv)                            any damage, destruction or loss whether or not covered by insurance, that could reasonably be expected to have a Material Adverse Effect on YGC; or

(xvi)                         any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement untrue or incorrect as of the date when made.

(o)                                 Contracts and Commitments

Except as disclosed in this Agreement or in the YGC Disclosure Documents, all Material Agreements to which YGC or its Subsidiaries are a party or by which any of them are bound (i)  are valid, binding, in good standing, in full force and effect in all material respects and enforceable by YGC or its Subsidiaries in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement or any of the transactions contemplated thereby.

(p)                                 Compliance

Except as disclosed in this Agreement or in the YGC Disclosure Documents, YGC is not in conflict with, or in default (including cross-defaults) or violation of:

(i)                                     its Notice of Articles or Articles;

(ii)                                  to its knowledge at the date hereof, any Law, licence, concession, or permit applicable to it or its Subsidiary or by which their properties or leasehold interests are bound or affected, which conflict, default or violation, in any case, has or may have a Material Adverse Effect on YGC or its Subsidiaries or could impede the completion of the Arrangement or the other transactions contemplated in this Agreement; or

(iii)                               the provisions of any Material Agreement to which YGC or its Subsidiaries are a party which conflict, default or violation, in any case, could have a Material Adverse Effect on YGC or its Subsidiaries or could impede the completion of the Arrangement or the other transactions contemplated in this Agreement.

(q)                                 Claims

Except as disclosed in the YGC Disclosure Documents, there are no Claims existing, or, to the knowledge of YGC, pending or threatened in writing against or involving YGC, its Subsidiaries or their respective businesses, assets or properties which if adversely determined, would reasonably be expected to have a Material Adverse Effect on YGC, including any material liability or obligation relating to the condition of the past and current exploration work, operations and physical works, mine reclamation, waste

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management, environmental impacts or other environmental, health or safety matters of YGC or its Subsidiaries.

(r)                                    Property

Each of YGC and its Subsidiaries, as the case may be, has legal and beneficial, good and marketable title, applying customary standards in the mining industry, to its properties (other than property as to which YGC or its Subsidiaries is an optionee or a lessee, in which case it has a valid and subsisting option or leasehold interest), including all the properties and assets reflected in the balance sheets forming part of the YGC Financial Statements, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of its business, in each case subject to no Lien except:

(i)                                     Permitted Liens; or

(ii)                                  as is disclosed in the YGC Disclosure Documents.

Such properties and assets constitute all the material properties and assets necessary to permit the operation of the business of YGC and its Subsidiaries as presently conducted.

(s)                                  Title to Assets

To YGC’s knowledge, none of YGC or its Subsidiaries, nor any of their predecessors in interest, has done or failed to do any act or thing whereby any of the YGC Assets are or will be liable or subject to termination, surrender, forfeiture, cancellation, alienation, reduction or penalty.

(t)                                    No Default Notices

As of the date hereof, YGC has not received or delivered any written notices of default or any notice alleging any default of any agreement to which YGC or any of its Subsidiaries is a party, which could reasonably be expected to have a Material Adverse Effect on YGC.

(u)                                 Mining Practices

To YGC’s knowledge:

(i)                                     all operations in respect of its properties have been conducted in all material respects in accordance with all applicable laws and regulations and good mining industry practices; and

(ii)                                  YGC has not received any written notice which remains in effect that any of the operations on any of its properties have not been operated in material compliance with all applicable laws and regulations and good mining industry practices, except for such matters that would not reasonably be expected to have a Material Adverse Effect on YGC.

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(v)                                 Environmental Compliance

Except as disclosed in this Agreement or in the YGC Disclosure Documents:

(i)                                     YGC and its Subsidiaries are in substantial compliance with all applicable Environmental Laws;

(ii)                                  in connection with Environmental Activities, there is no notice of infraction, action, suit or proceeding, to the knowledge of YGC, pending or threatened against, or in any other manner relating adversely to, YGC or its Subsidiaries or their respective properties in any court or before any arbitrator of any kind or before or by any Governmental Entity, which, if adversely determined, would, singly or in the aggregate, have a Material Adverse Effect on YGC;

(iii)                               all material Environmental Permits which are necessary under any applicable Environmental Law for the ownership and operation by YGC and its Subsidiaries of the assets, mines and other facilities owned or used by YGC and its Subsidiaries and all of the mineral properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Permits or appeal, or to the knowledge of YGC, any pending or threatened legal or administrative proceedings, and there are to the knowledge of YGC, no proposals to amend, revoke or replace such material Environmental Permits;

(iv)                              YGC and its Subsidiaries have not and are not, and to the knowledge of YGC, no past or present lessee, owner, occupant, or licensee or other Person other than YGC or its Subsidiaries have or are, engaged in any Environmental Activity at, upon, under, over, within or with respect to the mineral properties owned, occupied or used by YGC or its Subsidiaries in violation of any applicable Environmental Law which would lend to the imposition of liability on, or a remediation order against, YGC or its Subsidiaries and which would have a Material Adverse Effect on YGC and its Subsidiaries;

(v)                                 no activities or operations of YGC or its Subsidiaries are or have been subject to any judicial, administrative or other proceedings alleging a violation of any applicable Environmental Law which, if adversely determined, would have a Material Adverse Effect on YGC or its Subsidiaries;

(vi)                              to the knowledge of YGC, no activities or operations of YGC or its Subsidiaries in respect of real mineral properties owned, occupied or used by YGC or its Subsidiaries are the subject of investigation or written notice from any Governmental Entity requiring remedial action to respond to a Release of any Contaminant;

(vii)                           to the knowledge of YGC, neither YGC nor its Subsidiaries has been or are involved in any operations or Environmental Activity in violation of any applicable Environmental Law which activities would lead to the imposition of liability on, or a remediation order against, YGC or its Subsidiaries which would have a Material Adverse Effect on YGC;

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(viii)                        neither YGC nor its Subsidiaries have filed any written notice or report of a Release of a Contaminant with any Governmental Entity in respect of the mineral properties owned, occupied or used by YGC or any part thereof, the consequence of which Release would have a Material Adverse Effect on YGC; and

(ix)                                to the knowledge of YGC, no order, instruction or direction of any Governmental Entity has been issued which required YGC or a Subsidiaries of YGC to carry out any material environmental remediation of the mineral properties owned, occupied or used by YGC under any applicable Environmental Law and neither YGC nor its Subsidiaries are subject to any material reclamation obligation or other site restoration obligation under any Environmental Law.

(w)                               Benefit Plans

Except as disclosed in the YGC Disclosure Documents, YGC has no material employee or contractor benefit plans other than a medical/dental benefit plan for YGC employees.

(x)                                   Issuance of New YGC Shares

The New YGC Shares to be issued pursuant to the Arrangement, including the New YGC Shares to be issued on the valid exercise of Queenstake Options and Queenstake Warrants (or YGC securities issued in exchange for such options or warrants) following the Effective Time, will be duly and validly issued by YGC on the date on which such shares are to be issued, and will, upon such issuance, be issued as fully paid and non-assessable shares.

(y)                                 Foreign Private Issuer

As of the date hereof, YGC is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

(z)                                   Investment Company Status

YGC is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the United States Investment Company Act of 1940, as amended.

(aa)                            Disclosure

There is no fact known to YGC which YGC has not disclosed to Queenstake in writing or made available for review by YGC as part of its due diligence investigations from time to time which has had or would reasonably be expected to have a Material Adverse Effect on YGC or would reasonably be expected to materially impede or adversely affect the completion of the Arrangement or the other transactions contemplated in this Agreement.

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APPENDIX I TO SCHEDULE F

Specific Disclosures to Queenstake

(f)(iv)                  Pursuant to an agreement dated June 1, 2006, among Graham C. Dickson (“Dickson”), Celec Inc. and YGC, in the event that there is a change in control of YGC, or if YGC fails to cure a material breach of the agreement by YGC, Dickson may terminate the agreement and receive 200% of all remuneration payable to him for the remainder of the term of the agreement.

F-1

SCHEDULE G

APPROVED CAPITAL EXPENDITURES OF QUEENSTAKE

4.2(xv)             Queenstake expects to incur or commit to the following capital expenditures in excess of $100,000 prior to May 31, 2007:

Expense	Amount US$

Exploration pond and piping	$725,000

Bull gear equipment	$525,000

Mine development	$500,000

West dash vent raise	$200,000

Total	$1,950,000

G-1